Filed pursuant to General Instruction II.L of Form F-10
File No. 333-282395

 No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the "prospectus supplement"), together with the accompanying short form base shelf prospectus dated September 11, 2024 (the "base shelf prospectus" and, as supplemented by this prospectus supplement, the "prospectus") to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference into this prospectus supplement and the base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of HIVE Digital Technologies Ltd. at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3 (Telephone 604 664-1078), and are also available electronically at www.sedarplus.ca.

PROSPECTUS SUPPLEMENT

To the short form base shelf prospectus dated September 11, 2024

New Issue	October 3, 2024

HIVE DIGITAL TECHNOLOGIES LTD.

Up to US$200,000,000

Common Shares

This prospectus supplement of HIVE Digital Technologies Ltd. (the "Company", "HIVE", or "we"), together with the base shelf prospectus, hereby qualifies the distribution (the "Offering") of up to US$200,000,000 of common shares in the capital of the Company (the "Common Shares" and each Common Share being qualified hereunder, an "Offered Share"). See "PLAN OF DISTRIBUTION".

The Common Shares are listed for trading on the TSX Venture Exchange (the "TSXV" or the "Exchange") under the trading symbol "HIVE" as well as on the Nasdaq Capital Market Exchange ("Nasdaq") under the symbol "HIVE" and on the Open Market of the Frankfurt Stock Exchange ("FSE") under the trading symbol "YO0.F". On October 2, 2024, being the last complete trading day prior to the date hereof, the closing price of the Common Shares on the TSXV was C$4.18. On October 2, 2024, being the last complete trading day on Nasdaq prior to the date hereof, the closing price of the Common Shares on Nasdaq was US$3.10. The Company has submitted a notification of listing to list the Offered Shares on Nasdaq and has received conditional approval to list the Offered Shares on the TSXV. Listing on Nasdaq and the TSXV will be subject to the Company fulfilling all of the listing requirements of Nasdaq and the TSXV, respectively.

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States and Canada (the "MJDS"), to prepare this prospectus supplement and the accompanying base shelf prospectus in accordance with Canadian disclosure requirements. Purchasers of the Common Shares should be aware that such requirements are different from those of the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS"), and such financial statements are subject to Canadian auditing and auditor independence standards, and thus, may not be comparable to financial statements of United States companies.

The Company has entered into an equity distribution agreement dated the date hereof (the "Distribution Agreement") with Stifel, Nicolaus & Company, Incorporated, Canaccord Genuity LLC, B. Riley Securities, Inc., and Northland Securities, Inc. (the "U.S. Agents"), Stifel Nicolaus Canada Inc., Canaccord Genuity Corp., and Roth Canada, Inc. (the "Canadian Agents" and, together with the U.S. Agents, the "Agents") pursuant to which the Company may distribute Common Shares in the Offering from time to time through the Agents in accordance with the terms of the Distribution Agreement. Sales of Common Shares, if any, under this prospectus supplement are anticipated to be made in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions ("NI 44-102"), and an "at-the-market offering" as defined in Rule 415 under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), including sales made directly on the TSXV, Nasdaq or on any other existing trading market for the Common Shares. The Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices at which Offered Shares are sold in the Offering may vary as between purchasers and during the period of any distribution. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a portion of the Offering amount set out above, or none at all. See "PLAN OF DISTRIBUTION".

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, most of the officers and directors are not residents of the United States, that some or all of the Agents or experts named in this prospectus supplement and in the accompanying base shelf prospectus are not residents of the United States, and that a substantial portion of the assets of the Company and such persons are located outside the United States.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE COMMON SHARES NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THE BASE SHELF PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Company will pay the Agents compensation for their services in connection with the sale of the Offered Shares pursuant to the Distribution Agreement of up to 3.0% of the gross sales price per Offered Share sold pursuant to the Offering (the "Commission").

No underwriter or agent of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this prospectus supplement, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

Investment in the Common Shares is highly speculative and involves significant risks that you should consider before purchasing such securities. You should carefully review the risks outlined in this prospectus supplement, the base shelf prospectus and in the documents incorporated by reference as well as the information under the heading "Cautionary Note Regarding Forward-Looking Statements" and consider such risks and information in connection with an investment in the securities. See the "Risk Factors" section of the base shelf prospectus and in this prospectus supplement.

In the opinion of counsel, the Common Shares, if issued on the date hereof, would be qualified investments under the Income Tax Act (Canada) and the regulations thereunder (collectively, the "Tax Act") and subject to the qualifications and assumptions discussed under the heading "Eligibility for Investment", the Common Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, registered education savings plans , tax-free savings accounts, first home savings account and deferred profit sharing plans, each as defined in the Tax Act provided that the Common Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSXV, Nasdaq and the FSE) at the time of acquisition of the Common Shares by such trusts. See "ELIGIBILITY FOR INVESTMENT".

S-ii

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in Canada and the United States. Such consequences for investors who are resident in, or citizens of, the United States, or who are resident in Canada may not be described fully herein. Purchasers of the Offered Shares should read the tax discussion contained in this prospectus supplement and consult their tax advisors with respect to their own particular circumstances. See "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS", "CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS" and "RISK FACTORS".

Certain of the Company's current directors, officers and promoters reside outside of Canada. The persons named below have appointed the Company as their agent for service of process. Securityholders are advised that it may not be possible to enforce judgments obtained in Canada against any person or company that is incorporated, continued or organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Name of Person	Name and Address of Agent
Frank Holmes	HIVE Digital Technologies Ltd. Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3
Dave Perrill
Susan McGee

The Company's head office is located at 370-1095 West Pender Street, Vancouver, British Columbia, V6E 2M6 and its registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3.

S-iii

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

SHORT FORM BASE SHELF PROSPECTUS DATED SEPTEMBER 11, 2024

S-iv

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE BASE SHELF PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the securities the Company is offering and also adds to and updates certain information contained in the base shelf prospectus and the documents incorporated by reference herein and therein. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the Offered Shares offered hereunder. This prospectus supplement is deemed to be incorporated by reference into the base shelf prospectus solely for the purposes of the Offering constituted by this prospectus supplement.

Purchasers should rely only on the information contained in or incorporated by reference into this prospectus supplement and the base shelf prospectus. Neither the Company nor the Agents have authorized any other person to provide purchasers with additional or different information. If anyone provides purchasers with different or inconsistent information, such purchasers should not rely on it. The Company is offering to sell, and seeking offers to buy, these securities only in jurisdictions where offers and sales are permitted. Purchasers should assume that the information appearing in this prospectus supplement and the base shelf prospectus, as well as information the Company has previously filed with the securities regulatory authority in each of the provinces and territories of Canada that is incorporated herein and in the base shelf prospectus by reference, is accurate as of their respective dates only. The Company's business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus supplement shall not be used by anyone for any purpose other than in connection with the Offering. The Company does not undertake to update the information contained or incorporated by reference herein or in the base shelf prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the Company's website shall not be deemed to be a part of this prospectus supplement or the accompanying base shelf prospectus and such information is not incorporated by reference herein or therein.

References in this prospectus supplement to "HIVE", "we", "us" or "our" refer to the Company and its wholly-owned subsidiaries, unless the context indicates otherwise.

All dollar amounts in this prospectus supplement are expressed in Canadian dollars unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus contains forward-looking statements that relate to the Company's current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as "may", "might", "will", "expect", "anticipate", "forecast", "estimate", "intend", "plan", "indicate", "seek", "believe", "predict" or "likely", or the negative of these terms, or other similar expressions intended to identify forward-looking statements. The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

  the intention of the Company to complete any offering of the Offered Shares on the terms and conditions described herein and the aggregate amount of the total proceeds that the Company will receive pursuant to the Offering;

  the expenses of the Offering;

  the future price of cryptocurrencies, such as Bitcoin, and the other types of digital assets which HIVE may obtain, hold and/or trade as a result of its business operations;

  the Company's intended use of net proceeds from the sale of its securities;

  the number of securities the Company intends to issue;

  the future pricing for services and solutions in the businesses of the Company and its subsidiaries;

  the liquidity and market price of the Common Shares;

  the Company's expectations regarding the sufficiency of its capital resources and requirements for additional capital;

  litigation risks;

  currency fluctuations;

  risks related to debt securities being secured;

  risks related to the decrease of the market price of the Common Shares if the Company's shareholders sell substantial amounts of Common Shares;

  risks related to future sales or issuances of equity securities diluting voting power and reducing future earnings per share;

  the absence of a market through which the Company's securities, other than Common Shares, may be sold;

  the expected annualized run-rate revenue of the high performance computing line of operations; and

  changes to governmental laws and regulations.

These forward-looking statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "future", "continue" or similar expressions or the negatives thereof.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this prospectus should not be unduly relied upon. These statements speak only as of the date of this prospectus.

The forward-looking statements in this document are based on what the Company currently believes are reasonable assumptions, including the material assumptions set out in the management discussion and analysis and press releases of the Company (such documents are available under the Company's SEDAR+ profile at www.sedarplus.ca, in the United States through EDGAR at the website of the SEC at www.sec.gov, or on the Company's website at www.hivedigitaltechnologies.com). Other material factors or assumptions that were applied in formulating the forward-looking statements contained herein include or relate to the following:

  the business and economic conditions affecting the Company's operations in their current state, including, general levels of economic activity, regulations, taxes and interest rates;

  information about the Company's use and profitability of the Company's computing power, including the Company's ability to profitably generate cryptocurrencies;

  the Company's ability to successfully acquire and maintain required regulatory licenses and qualifications;

  historical prices of cryptocurrencies;

  the emerging cryptocurrency and blockchain markets and sectors;

  the Company's ability to maintain good business relationships;

  the Company's ability to manage and integrate acquisitions;

  the Company's ability to identify, hire and retain key personnel;

  the Company's ability to raise sufficient debt or equity financing to support the Company's continued growth;

  the technology, proprietary and non-proprietary software, data and intellectual property of the Company and third parties in the cryptocurrencies and digital asset sector is able to be relied upon to conduct the Company's business;

  the Company does not suffer a material impact or disruption from a cybersecurity incident, cyber-attack or theft of digital assets;

  the Company's continued maintenance and development of data center facilities;

  continued growth in usage and in the blockchain for various applications;

  continued development of a stable public infrastructure, with the necessary speed, data capacity and security required to operate blockchain networks;

  the absence of adverse regulation or law;

  the absence of material changes in the legislative, regulatory or operating framework for the Company's existing and anticipated business;

  development of a new high performance computing business, and the Company's strategic partnerships;

  the cost of energy in each of the jurisdictions where we conduct mining and/or high performance computing operations;

  the Company's plans to manage its data centers and trading operations from Bermuda;

  the Company's plans to build out the HIVE Paraguay Facility and develop its operations on commercially acceptable terms; and

  projected growth and estimates for the high performance computing business.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company's ability to predict or control. Some of the risks that could cause outcomes and results to differ materially from those expressed in the forward-looking statements include:

  The Company's cryptocurrency inventory may be exposed to cybersecurity threats and hacks.

  Regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company's operations.

  The value of cryptocurrencies may be subject to volatility and momentum pricing risk.

  Cryptocurrency exchanges and other trading venues are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure.

  Energy costs in the regions where we operate may increase.

  Possibility of less frequent or cessation of monetization of cryptocurrencies.

  Limited history of de-centralized financial system.

  Cryptocurrency network difficulty and impact of increased global computing power.

  Banks may not provide banking services, or may cut off banking services, to businesses that provide cryptocurrency-related services or that accept cryptocurrencies as payment.

  The impact of geopolitical events on the supply and demand for cryptocurrencies is uncertain.

  Political and regulatory risks.

  Changes to tax laws.

  Permits and licences.

  Server failures.

  Global financial conditions.

  Tax consequences.

  Passive foreign investment company regulations could affect U.S. shareholders.

  Environmental regulations.

  Environmental liability.

  The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.

  Acceptance and/or widespread use of cryptocurrency is uncertain.

  The Company may be required to sell its inventory of cryptocurrency to pay suppliers.

  Facility developments.

  The Company's operations, investment strategies, and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies.

  The Company's coins may be subject to loss, theft or restriction on access.

  Incorrect or fraudulent coin transactions may be irreversible.

  If the award of coins for solving blocks and transaction fees are not sufficiently high, miners may not have an adequate incentive to continue mining and may cease their mining operations.

  The price of coins may be affected by the sale of coins by other vehicles investing in coins or tracking cryptocurrency markets.

  Risk related to technological obsolescence and difficulty in obtaining hardware.

  Risks related to insurance.

  Transactional fees and demand for Bitcoin.

  Future profit/losses and production revenues/expenses.

  Property and other insurance risks.

  Hazards associated with high-voltage electricity transmission and industrial operations may result in suspension of our operations or the imposition of civil or criminal penalties.

  Limited operating history.

  Future capital needs, uncertainty of additional financing and dilution.

  Management of growth.

  Additional funding requirements and dilution.

  Loss of key employees & contractors.

  Pandemics.

  Conflicts of interest.

  Liquid market for securities.

  Dividends.

  Interest rate risk.

  Currency exchange risk.

  International conflict.

  Energy tariffs in Paraguay.

  Development and growth of the HIVE Paraguay Facility and other infrastructure projects.

  Anticipated 2028 Bitcoin Halving.

  Risks related to the cryptocurrency industry.

  Risks related to energy.

  Risks related to security.

  Risks related to high performance computing businesses.

  Tax decision in respect of the Company's subsidiaries.

  Discretion over use of proceeds.

  Absence of a public market for certain of the securities.

  Unsecured debt securities.

  Effect of changes in interest rates on debt securities.

  Effect of fluctuations in foreign currency markets on debt securities.

  Risk of potential adverse U.S. federal income tax consequences to 10% or greater United States shareholders.

  Transfer pricing.

  Passive foreign investment company status.

  Dilution.

  Return on investment is not guaranteed.

  Trading price of Common Shares and volatility.

  Market discount.

  Difficulty for United States investors to effect service of process on the Company or to obtain judgements in the United States.

  Risks related to the Company's foreign private issuer status.

  Classification of Bitcoin as an investment security.

Additional information on these and other factors is discussed under the heading "RISK FACTORS" in this prospectus supplement and in the documents incorporated by reference herein including in the 2024 MD&A (as defined herein) under the heading "Risks and Uncertainties" and in the 2024 AIF (as defined herein) under the heading "Risk Factors", as may be modified or superseded by other subsequently filed documents that are also incorporated or deemed to be incorporated by reference in this prospectus.

The forward-looking statements contained in this prospectus are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward- looking statements, whether as a result of new information, future events or otherwise.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the base shelf prospectus as of the date hereof and only for the purposes of the Common Shares offered hereunder. Other documents are also incorporated, or deemed to be incorporated, by reference in the base shelf prospectus and reference should be made to the base shelf prospectus for full particulars thereof.

The following documents filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada are specifically incorporated by reference into and form an integral part of the prospectus:

  the Company's revised annual information form for the year ended March 31, 2024, dated as at June 24, 2024, initially filed on June 24, 2024 and re-filed on June 25, 2024 (the "2024 AIF");

  the Company's unaudited condensed interim consolidated financial statements for the three months ended June 30, 2024 and 2023, filed on August 12, 2024;

  the Company's management's discussion and analysis for the three months ended June 30, 2024, filed on August 12, 2024 (the "Interim MD&A");

  the Company's audited consolidated financial statements for the years ended March 31, 2024 and 2023, the notes thereto and the independent auditor's report thereon, filed on June 24, 2024 (the "2024 Annual Financial Statements");

  the Company's annual management's discussion and analysis for the year ended March 31, 2024, dated as at June 24, 2024 and filed on June 24, 2024 (the "2024 MD&A");

  the information circular dated October 23, 2023 with respect to the annual general and special meeting of the Company's shareholders ("Shareholders") held on November 29, 2023, filed on November 7, 2023;

  the material change report April 5, 2024 related to the Company's production figures for the month of March, 2024;

  the material change report dated May 8, 2024 related to the Company's production figures for the month of April, 2024;

  the material change report dated June 10, 2024 related to the Company's production figures for the month of May, 2024 and announcement of the acquisition of 1,000 new Bitmain S21 Pro Antminers ("S21 Pro Miners");

  the material change report dated June 25, 2024 related to the financial review and results for the year ended March 31, 2024;

  the material change report dated July 8, 2024 related to the Company's production figures for the month of June, 2024;

  the material change report dated July 22, 2024 related to the Company's plans to construct a 100 MW hydroelectric data center located in Paraguay (the "Planned Paraguay Facility"), and to target an aggregate hash power of 12.1 EH/s;

  the material change report dated July 31, 2024 related to the Company's execution of definitive agreements to construct the Planned Paraguay Facility;

  the material change report dated August 2, 2024 related to the Company's production figures for the month of July, 2024;

  the material change report dated August 13, 2024 related to the Company's earnings report for the first quarter ended June 30, 2024;

  the material change report dated September 5, 2024 related to the Company's production figures for the month of August, 2024;

  the material change report dated September 5, 2024 related to a correction to the Company's production figures for the month of August, 2024; and

  the material change report dated September 11, 2024 related to an update to the August 2024 production figures and a report of the sales figures during final period of the Amended 2023 ATM Financing.

Any documents of the type required to be incorporated by reference in a short form prospectus pursuant to National Instrument 44-101 - Short Form Prospectus Distributions of the Canadian Securities Administrators, including any documents of the type referred to above (excluding confidential material change reports, if any) and any business acquisition reports filed by the Company with the various securities commissions or similar regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into and form an integral part of this prospectus.

Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, in any prospectus supplement hereto or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

In addition, if the Company disseminates a news release in respect of previously undisclosed information that, in the Company's determination, constitutes a "material fact" (as such term is defined under applicable Canadian securities laws), the Company will identify such news release as a "designated news release" for the purposes of the prospectus in writing on the face page of the version of such news release that the Company files on SEDAR+ (any such news release, a "Designated News Release"), and each such Designated News Release shall be deemed to be incorporated by reference into this prospectus only for the purposes of the Offering. These documents will be available through the internet on SEDAR+, which can be accessed at www.sedarplus.ca.

In addition, to the extent that any document or information incorporated by reference into this prospectus supplement is filed with, or furnished to, the SEC pursuant to the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") after the date of this prospectus supplement and prior to the termination or completion of the Offering, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part (in the case of a report on Form 6-K, other than in respect of a Designated News Release, only if and to the extent expressly provided therein).

Upon new audited annual financial statements and related management's discussion and analysis being filed by the Company with the applicable securities regulatory authorities during the time that this prospectus supplement is valid, the previously filed audited annual financial statements and related management's discussion and analysis and all unaudited interim financial statements, together with related management's discussion and analysis, relating to prior periods shall be deemed to no longer be incorporated into this prospectus supplement for the purposes of future offers and sales of securities under this prospectus supplement.

Upon interim financial statements and related management's discussion and analysis being filed by the Company with the applicable securities regulatory authorities during the time that this prospectus supplement is valid, all previously filed interim financial statements and related management's discussion and analysis shall be deemed no longer to be incorporated by reference into this prospectus supplement for the purposes of future offers and sales of securities under this prospectus supplement.

Upon a new annual information form being filed by the Company with the applicable securities regulatory authorities during the time that this prospectus supplement is valid, the previously filed annual information form, any material change reports filed prior to the end of the financial year in respect of which the new annual information form is filed, any information circular filed since the start of such financial year (unless otherwise required by applicable Canadian securities legislation to be incorporated by reference into this prospectus supplement), and any business acquisition report for acquisitions completed since the beginning of such financial year (unless such report is incorporated by reference into the current annual information form or less than nine months of the acquired business' or related businesses' operations are incorporated into the Company's most recent audited annual financial statements), shall be deemed no longer to be incorporated by reference into this prospectus supplement for the purposes of future offers and sales of securities under this prospectus supplement. Upon a new information circular prepared in connection with an annual general meeting of the Company being filed with the applicable securities regulatory authorities during the time that this prospectus supplement is valid, the previous information circular prepared in connection with an annual general meeting of the Company shall be deemed no longer to be incorporated by reference into this prospectus supplement for purposes of future offers and sales of securities under this prospectus supplement.

References to the Company's website in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this prospectus supplement and accompanying base shelf prospectus under "Documents Incorporated by Reference", the consents of auditors, counsel and any experts identified herein, if applicable, powers of attorney of the directors and officers of the Company, and the Distribution Agreement have been, or will be, furnished to the SEC under the cover of Form 6-K and are hereby incorporated by reference as an exhibit to the Registration Statement of which this prospectus supplement forms a part.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The high, low, average and closing rates for the US dollar in terms of Canadian dollars for each of the financial periods indicated below, as quoted by the Bank of Canada, were as follows:

	Three months ended June 30, 2024	Three months ended June 30, 2023	Year ended March 31, 2024	Year ended March 31, 2023
	(expressed in Canadian dollars)
High	1.3821	1.3630	1.3875	1.3856
Low	1.3504	1.3150	1.3128	1.2451
Average	1.3683	1.3430	1.3487	1.3230
Closing	1.3687	1.3240	1.3574	1.3533

On October 2, 2024, the daily exchange rate for the US dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was $1.00 = C$1.3491.

RECENT DEVELOPMENTS

HIVE Paraguay Facility

The Company previously announced on July 22, 2024 that it plans to develop a 100 MW hydroelectric data center in Paraguay (the "HIVE Paraguay Facility"). The Company has since entered into: (i) an engineering and construction agreement executed on September 26, 2024 between W3X S.A., being a wholly-owned subsidiary of the Company, and Rieder & CIA S.A.C.I., a company organized pursuant to the laws of Paraguay relating to high voltage infrastructure within the local utility's substation, bringing down the power to the HIVE Paraguay Facility for which the contract value is approximately $3.8 million; and (ii) a purchase order from a hardware supplier for a total of 160 MVA substation components including transformers, miscellaneous electronic parts and components at an aggregate cost of $6,010,675.

There have been no material developments in the business of the Company since the date of the Company's unaudited condensed interim consolidated financial statements as at and for the three months ended June 30, 2024 which have not been disclosed in this prospectus or the documents incorporated by reference herein.

RISK FACTORS

Investing in the Company's securities is speculative and involves a high degree of risk due to the nature of the Company's business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially and adversely affect the Company's future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business or financial results, each of which could cause purchasers of the Company's securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect the Company's business, financial condition, results of operations and prospects. You should also refer to the risk factors and other information set forth or incorporated by reference in the prospectus, including the Company's 2024 AIF and the 2024 MD&A and annual financial statements, and the related notes. A prospective investor should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this prospectus.

Discussions of certain risks affecting the Company in connection with the Company's business are provided in our annual and interim disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this prospectus.

General Risk Factors

International conflict

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity, energy, and financial markets. Russia's invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action, any of which may have a destabilizing effect on commodity prices and global economies more broadly. The extent and duration of the current Russian-Ukrainian conflict and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this prospectus supplement, including those relating to commodity price volatility and global financial conditions. The situation is rapidly changing and unforeseeable impacts may materialize and may have an adverse effect on our business, results of operation and financial condition.

Energy Tariffs in Paraguay

The Company has recently announced plans to construct a datacenter facility located in Paraguay (the "HIVE Paraguay Facility"). The success and profitability of this facility will depend largely on the cost of electricity. In June 2024, the Paraguayan National Administration of Electricity ("ANDE") announced a 14% increase in energy tariffs. It is currently expected that the increase in the energy tariffs will contribute to an increase in operational costs and negatively impact the potential profitability of the HIVE Paraguay Facility. The development of the HIVE Paraguay Facility is currently in the preliminary stages, and management of the Company cannot accurately predict the potential impact of the tariff increase on the Company at this time.

There is a risk that energy tariffs in Paraguay could be subject to further increases by ANDE. These increased costs may not be fully recoverable through increases in the price of our services, which could have a material adverse effect on our business, financial condition, and results of operations. Prospective investors should carefully consider the potential impact of such increases in energy tariffs when evaluating an investment in the Company.

Development and Growth of the HIVE Paraguay Facility and other Infrastructure Projects

The development of the HIVE Paraguay Facility and any other development and growth projects that HIVE may undertake in the future are and may continue to be subject to execution and capital cost risks, including, but not limited to, risks relating to regulatory approvals; financing and availability of financing; cost escalations; cash flow constraints; construction delays; supply chain constraints; skilled labor and capital constraints; mechanics and other liens; cost reduction plans and strategic reviews. The HIVE Paraguay Facility in particular remains in its preliminary planning stage and it is not yet known what, if any, risks or obstacles may occur during the subsequent planning and construction stages. The occurrence of any of the foregoing risks may have a material adverse effect on HIVE, its liquidity and financial condition, its ability to operate, its workforce and its cash flows.

Risk of potential adverse U.S. federal income tax consequences to 10% or greater United States shareholders.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our Common Shares, such person may be treated as a "United States shareholder" with respect to each "controlled foreign corporation" in our group. A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of "Subpart F income," "global intangible low-taxed income," and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. Subpart F income generally includes dividends, interest, certain non-active rents and royalties, gains from the sale of securities and income from certain transactions with related parties, and "global intangible low-taxed income" generally consists of net income of the controlled foreign corporation, other than Subpart F income and certain other types of income, in excess of certain thresholds. In addition, a United States Shareholder that realizes gain from the sale or exchange of shares in a controlled foreign corporation may be required to classify a portion of such gain as dividend income rather than capital gain. A non-U.S. corporation generally will be classified as a controlled foreign corporation for U.S. federal income tax purposes if United States Shareholders own, directly, indirectly or constructively, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation after applying complex attribution rules.

We are not committing to assist investors in determining whether we or any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or to furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. If we or any of our subsidiaries are classified as both a controlled foreign corporation and a "passive foreign investment company" or "PFIC" (as discussed below), we or such subsidiary generally will not be treated as a PFIC with respect to those United States persons that meet the definition of a United States Shareholder during the period in which we or such subsidiary are a controlled foreign corporation. A United States person should consult its advisors regarding the potential application of these rules to an investment in our Common Shares.

Transfer pricing.

We have cross-border transactions among the entities within our company group in relation to various aspects of our business. Canadian and U.S. transfer pricing regulations, as well as regulations applicable in other countries in which we operate, require that any transaction involving associated enterprises be on arm's-length terms and conditions. We view the transactions entered into among the Company and our subsidiaries to be priced on arm's length terms and conditions and to be in accordance with the relevant transfer pricing regulations. If, however, a tax authority in any jurisdiction were to successfully assert that the terms and conditions of such transactions are not arm's length or that other income of our subsidiaries should be taxed in that jurisdiction, we may incur increased tax liability, including accrued interest and penalties, which would cause our tax expense to increase, possibly materially, thereby reducing profitability and cash flow.

Passive foreign investment company status.

Generally, if for any taxable year, 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a PFIC for U.S. federal income tax purposes. For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, net gains from the sale or exchange of property producing such income and net foreign currency gains. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income.

The determination as to whether a non-U.S. corporation is a PFIC is a factual determination made on an annual basis after the close of each taxable year. This determination is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on, among other things, the composition of the non-U.S. corporation's income, expenses and assets, as well as the relative value of its assets (which may fluctuate with the non-U.S. corporation's market capitalization), from time to time and the nature of its activities. While not free from doubt, the Company does not believe it was a PFIC for 2023 and does not expect to be a PFIC for 2024; however, PFIC status is determined annually, and whether the Company will be a PFIC for any year is uncertain. Moreover, the application of the PFIC rules to digital assets and transactions related thereto is subject to uncertainty. Accordingly, there can be no assurance that the Company will not be classified as a PFIC for the current taxable year or for any future taxable year.  If we are a PFIC for any taxable year during which a U.S. person holds our Common Shares, we would continue to be treated as a PFIC with respect to that U.S. person for such taxable year and, unless the U.S. person makes certain elections, for future years even if we cease to be a PFIC.  If we are characterized as a PFIC, U.S. holders of our Common Shares may suffer adverse U.S. federal income tax consequences, including the treatment of all or a portion of any gains realized on the sale of our Common Shares as ordinary income, rather than as capital gain, the loss of the preferential income tax rate applicable to dividends received on our Common Shares by individuals who are U.S. holders, the addition of interest charges to the tax on such gains and certain distributions, and required compliance with certain reporting requirements. A U.S. shareholder of a PFIC generally may mitigate certain of these adverse U.S. federal income tax consequences by making a Qualified Electing Fund ("QEF") election or a mark-to-market election. However, we do not intend to provide the information necessary for U.S. Holders to make QEF elections if we are classified as a PFIC.

Prospective U.S. Holders contemplating an investment in the Offered Shares are urged to consult their tax advisors regarding the Company's status as a PFIC and the U.S. federal income tax consequences that may apply if the Company is determined to be a PFIC in any taxable year.

Anticipated 2028 Bitcoin Halving.

The "minting" of new Bitcoin is part of the mining process. Each time a block is created, the first transaction in the block issues a certain number of Bitcoin to the Miner who created the block. Every 210,000 blocks, or roughly every 4 years, the amount of Bitcoin issued to miners in the transaction is cut in half. This is called "block reward halving" or "halving". Each halving event may have a potential deleterious impact on the Company's profitability, as fewer Bitcoin will be rewarded for each new block recorded. Based on the fundamentals of Bitcoin mining and historical data on Bitcoin prices and the network difficulty rate after a halving event, it is unlikely that the network difficulty rate and price after the halving event would remain at the prevailing level prior to the halving event, when Bitcoin rewards per block are halved; this may offset some of the impact of the halving event. Nevertheless, there is a risk that a future halving event may render the Company unprofitable and unable to continue as a going concern.

The most recent halving event occurred on April 20, 2024 when the block reward decreased from 6.25 Bitcoin to 3.125 Bitcoin, which means that currently there are only 450 newly minted Bitcoin issued per day. Accordingly, the next halving event is expected to occur in 2028 (the "2028 Bitcoin Halving").

Risks related to the cryptocurrency industry.

The Company is exposed to volatility in the cryptocurrency industry generally, including sectors of the cryptocurrency industry that do not directly apply to the Company's mining business but that are integral to the cryptocurrency industry as a whole. Negative developments in any aspect of the cryptocurrency industry, including trading platforms, individual coins and exposure of financial fraud, may affect the market perception of the cryptocurrency industry as a whole.  As a result, the value of our stock and our Bitcoin assets may be subject to greater volatility stemming from industry developments not directly related to our mining business.  In particular, enforcement actions in the U.S. by the SEC or other regulators against trading platforms and exchanges may affect the Company.

Risks related to energy.

A key factor in the Company's profitability is the cost of electricity in the regions where the Company operates.  Energy costs generally are subject to government regulation, natural occurrences (including weather) and local supply and demand for energy.  The availability and pricing of energy may be negatively affected by governmental or regulatory changes in energy policies in the countries and Provinces where we operate, including policies that limit access to energy by cryptocurrency miners during periods of high demand or stress on energy grids.

Risks related to security.

The Company holds its Bitcoin in segregated, secure storage maintained by Fireblocks Inc., a leading provider of crypto asset secure storage and management. Notwithstanding our proactive arrangements to protect our Bitcoin from security threats, there is no guarantee that our security measures, or the security measures of Fireblocks Inc., will be effective. Insurance covering our crypto assets is not available.

Risks related to high performance computing businesses.

In the 2024 financial year, the Company commenced an expansion into the high-performance computing ("HPC") space through the conversion of certain graphics processing units ("GPU") cards into an on-demand GPU cloud service for companies operating in the Artificial Intelligence ("AI") industry. In Q3 2024, the Company achieved revenues from its HPC hosting operations of approximately $1.1 million, against cost of goods sold of approximately $1.2 million. In Q4 2024, the Company achieved revenues from its HPC hosting operations of approximately $1.8 million, against cost of goods sold of approximately $1.6 million. In Q1 2025, the Company achieved revenues from its HPC hosting operations of approximately $2.6 million, against cost of goods sold of approximately $2.0 million. Although the Company has been able to generate revenue in its past three financial quarters, there is no assurance that it will achieve profitability in the future, whether due to a lack of customer acceptance, technological challenges, competing products, weakening economic conditions, increased regulatory costs or other factors, which would have a material adverse effect on the Company's overall business, operations and financial results.

Risks Related to the Offering of Securities

Discretion over use of proceeds.

The Company intends to allocate the net proceeds it will receive from an offering as described under "USE OF PROCEEDS" in this prospectus supplement and the accompanying base shelf prospectus; however, the Company will have discretion in the actual application of the net proceeds. The Company may elect to allocate the net proceeds differently from that described in "USE OF PROCEEDS" in this prospectus supplement or the base shelf prospectus if the Company believes it would be in the Company's best interests to do so. The Company's investors may not agree with the manner in which the Company chooses to allocate and spend the net proceeds from an offering. The failure by the Company to apply these funds effectively could have a material adverse effect on the business of the Company.

Unallocated proceeds of the Offering.

As discussed in "USE OF PROCEEDS", the net proceeds from the Offering will be used for general corporate purposes, working capital needs and capital expenditures. Accordingly, the Company's management will have broad discretion concerning the use of the net proceeds of the Offering as well as the timing of their expenditures, and there can be no assurance as to how the funds will be allocated. The failure by the Company's management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company's business and cause the price of the Common Shares to decline. Pending their use, the Company may invest the net proceeds from the Offering in a manner that does not produce income or that loses value.

Dilution.

The number of Common Shares that the Company is authorized to issue is unlimited. The Company may, in its sole discretion, as part of future offerings, issue additional Common Shares and/or securities convertible into or exercisable for Common Shares from time to time subject to the rules of any applicable stock exchange on which the Common Shares are then listed and applicable securities law. The issuance of any additional Common Shares and/or securities convertible into or exercisable for Common Shares may have a dilutive effect on the interests of holders of the Company's Common Shares. If proceeds of the Offering are used to pay down existing indebtedness, the Offering may result in substantial dilution on a per Common Share basis to the Company's net income and certain other financial measures used by the Company.

Return on investment is not guaranteed.

There can be no assurance regarding the amount of income to be generated by the Company. Common Shares are equity securities of the Company and are not fixed income securities. Unlike fixed income securities, there is no obligation of the Company to distribute to shareholders a fixed amount or any amount at all, or to return the initial purchase price of the Common Shares on any date in the future. The market value of the Common Shares may deteriorate if the Company is unable to generate sufficient positive returns, and that deterioration may be significant.

Trading price of Common Shares and volatility.

In recent years, the securities markets in the United States and Canada, have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur, and the trading price of the Company's shares may be subject to large fluctuations and may decline below the price at which an investor acquired its shares. The trading price may increase or decrease in response to a number of events and factors, which may not be within the Company's control nor be a reflection of the Company's actual operating performance, underlying asset values or prospects. Accordingly, investors may not be able to sell their securities at or above their acquisition cost.

Market discount.

The price of the Common Shares will fluctuate with market conditions and other factors. If a shareholder sells its Common Shares, the price received may be more or less than the original investment. The Common Shares may trade at a discount from their book value.

Difficulty for United States investors to effect service of process on the Company or to obtain judgements in the United States.

The Company is incorporated under the laws of the Province of British Columbia, most of the Company's officers and directors are not U.S. residents, and all or a substantial portion of the assets of the Company or the foregoing persons are located outside of the U.S. Consequently, it may be difficult for United States investors to effect service of process within the United States upon us or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws. A judgment of a United States court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the United States court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

Risks related to the Company's foreign private issuer status.

The Company is "foreign private issuer" as such term is defined in Rule 405 under the U.S. Securities Act, and is permitted, under the MJDS, to prepare disclosure documents filed under the Exchange Act in accordance with Canadian disclosure requirements. These reporting obligations may be less detailed and/or less frequent than the reporting obligations of U.S. reporting issuers. Consequently, while the Company is required to file or furnish to the SEC the continuous disclosure documents required under Canadian securities law, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC. The Company's officers, directors, and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions of Section 16 of the Exchange Act. Therefore, shareholders may not know on as timely a basis when persons purchase or sell shares of the Company's stock, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

Further, as a foreign private issuer, the Company is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements, as well as Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic reporting companies.

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company disclose the requirements it is not following and describe the Canadian practices it follows instead. The Company may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, the Company's shareholders may not have the same protections afforded to shareholders of U.S. domestic companies.

Classification of Bitcoin as an investment security

The SEC and its staff have taken the position that certain digital assets fall within the definition of a "security" under the U.S. federal securities laws. Although public statements by senior officials and the staff of the SEC indicate that the SEC does not intend to take the position that Bitcoin is a security, such statements are not official policy statements by the SEC and reflect only the speakers' views, which are not binding on the SEC or any other agency or court. Furthermore, the SEC's views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff.

The classification of Bitcoin as a security by the SEC could result in the Company being deemed to be an "investment company" under the U.S. Investment Company Act. Classification as an investment company under the U.S. Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time-consuming, restrictive and would require a restructuring of the Company's operations, and the Company would be very constrained in the kind of business it could do as a registered investment company. Further, the Company would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the U.S. Investment Company Act regime. The cost of such compliance would result in the Company incurring substantial additional expenses, to register if required would have a materially adverse impact to conduct the Company's operations.

Forward looking statements.

Some statements contained in this prospectus are not historical facts, but rather are forward looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of results, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, delays in development activities, political risks, the inherent uncertainty or production fluctuations and failure to obtain adequate financing on a timely basis.

CONSOLIDATED CAPITALIZATION

There have been no material changes to the Company's consolidated capitalization since the date of the Company's unaudited condensed interim consolidated financial statements as at and for the three months ended June 30, 2024 which have not been disclosed in this prospectus or the documents incorporated by reference.

The Company may, from time to time during the period that the Offering remains in effect, issue and sell Common Shares having an aggregate sale price of up to US$200,000,000. See "PLAN OF DISTRIBUTION".

USE OF PROCEEDS

The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Offered Shares through the Agents in an "at-the-market distribution" will represent the gross proceeds after deducting the applicable compensation payable to the Agents under the Distribution Agreement and the expenses of the distribution. The Company intends to use the net proceeds from the sale of our securities for general corporate and working capital requirements, including to fund ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, to complete future acquisitions, including procuring cryptocurrency mining equipment and acquiring or expanding facilities to operate the servers and computer equipment. See "PLAN OF DISTRIBUTION".

Although the Company intends to apply the net proceeds to the objectives set forth above, there may be circumstances where, for business reasons, a reallocation of funds may be deemed prudent or necessary, and the ultimate use of proceeds from the Offering may vary materially from that set forth above. Accordingly, those and other factors may result in management of the Company exercising discretion in applying the net proceeds from the sale of Offered Shares. See "RISK FACTORS - General Risk Factors - Discretion over use of proceeds."

DESCRIPTION OF COMMON SHARES

Overview

The authorized capital of the Company consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. As of the date hereof, there are 118,722,708 Common Shares and no preferred shares issued and outstanding.

In addition, as of the date of this Prospectus, there were: (i) 3,411,300 Common Shares issuable upon the exercise of outstanding stock options of the Company ("Options") at a weighted average exercise price of C$5.17; (ii) 3,761,956 Common Shares issuable upon the conversion of outstanding restricted share units of the Company ("RSUs"); (iii) 345,724 Common Shares issuable upon the conversion of convertible debentures outstanding at a conversion price of C$15.00; and (iv) 3,220,000 Common Shares reserved for issuance on exercise of 3,220,000 issued and outstanding Common Share purchase warrants of the Company with a weighted average exercise price of C$5.89, for a total of 129,461,688 Common Shares on a fully-diluted basis.

See "DESCRIPTION OF THE SHARE CAPITAL - COMMON SHARES" in the base shelf prospectus for a detailed description of our Common Shares.

PLAN OF DISTRIBUTION

The Company has entered into the Distribution Agreement with the Agents under which the Company may issue and sell from time to time up to US$200,000,000 of Offered Shares through the Agents. Sales of the Offered Shares, if any, will be made in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102 and an "at-the-market offering" as defined in Rule 415 under the U.S. Securities Act.

Subject to the terms and conditions of the Distribution Agreement and upon delivery of a placement notice from the Company to a designated Agent, the Agent will solicit offers to purchase the Offered Shares directly on the TSXV, Nasdaq or on any other existing trading market for the Common Shares in Canada or the United States. The placement notice will specify the number of Offered Shares to be issued, the time period during which sales are requested to be made, any limitation on the number of Offered Shares that may be sold in any one day and any minimum price below which sales may not be made. The Company or the Agent may suspend the offering of the Offered Shares upon notice and subject to other conditions. Subject to the pricing parameters in a placement notice, the Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution.

Subject to the terms and conditions of the Distribution Agreement, the Agents will use commercially reasonable efforts to sell, consistent with normal trading and sales practices, applicable laws and the applicable rules of the TSXV, Nasdaq or any other applicable marketplace within the meaning of National Instrument 21-101 Marketplace Operation, on our behalf, all of the Offered Shares requested to be sold by the Company.

Either the Company or the Agents may suspend any sale of the Offered Shares being made through the Agents under the Distribution Agreement upon notice to the other party. The Company has the right in its sole discretion to terminate the Distribution Agreement by giving ten days' notice. Each Agent has the right (solely with respect to itself) in its sole discretion to terminate the Distribution Agreement by giving ten days' notice or immediately on the occurrence of certain events.

The Company will pay the Agents compensation for their services in connection with the sale of the Offered Shares pursuant to the Distribution Agreement of up to 3.0% of the gross sales price per Offered Share sold pursuant to the Offering. The Company has also agreed to reimburse the Agents for all of their reasonable and documented expenses in an amount not to exceed $100,000, plus an additional $15,000 for each subsequent fiscal quarter, pursuant to the terms of the Distribution Agreement. The remaining sales proceeds, after deducting any expenses payable by us and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to us from the sale of such Offered Shares.

There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out herein, or none at all. An investor will not be entitled to a return of its investment if only a portion of the disclosed maximum offering amount set out herein is in fact raised.

The Agents will provide written confirmation to us no later the opening of the trading day immediately following the trading day on which the Agents have made sales of the Offered Shares under the Distribution Agreement. Each confirmation will include the number of Offered Shares sold on such day, the average price of the Offered Shares sold on such day, the aggregate gross proceeds, the commission payable by us to the Agents with respect to such sales and the net proceeds payable to us.

Settlement for sales of the Offered Shares will occur on the first business day (or such earlier day as is agreed by the parties) following the date on which any sales are made. Sales of the Offered Shares will be settled through the facilities of CDS Clearing and Depository Services Inc., The Depository Trust Company, or by such other means as the Company and the Agents may agree.

In connection with the sales of the Offered Shares on our behalf, the Agents may be deemed to be "underwriters" within the meaning of applicable securities legislation, and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. We have agreed in the Distribution Agreement to provide indemnification and contribution to the Agents against or in respect of, among other things, certain civil liabilities, including liabilities under applicable securities legislation in Canada and the U.S. Securities Act. In addition, we have agreed to pay the reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Distribution Agreement.

The Agents and their affiliates will not engage in any transactions to stabilize or maintain the price of the Common Shares in connection with any offer or sales of Common Shares pursuant to the Distribution Agreement, and neither the Agents nor any of their affiliates involved in the distribution and no person or company acting jointly or in concert with the Agents has over-allotted, or will over-allot Common Shares in connection with the distribution or effected, or will effect, any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

The Agents and their affiliates may in the future provide various investment banking, commercial banking and other financial services for the Company and its affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M under the Exchange Act, the Agents will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this prospectus supplement. If the Company or any Agent has reason to believe that the Common Shares are no longer "actively-traded securities" as defined under Rule 101(c)(l) of Regulation M under the Exchange Act, that party will promptly notify the other and sales of Common Shares pursuant to the Distribution Agreement or any terms agreement will be suspended until in the Corporation's and the Agents' collective judgment Rule 101(c)(1) or another exemptive provision has been satisfied.

Roth Canada, Inc. is not a U.S. registered broker-dealer under Section 15 of the Exchange Act; therefore, to the extent that it intends to effect any sales of the securities in the United States, it will do so through Roth Capital Partners, LLC, its affiliated U.S. registered broker-dealer, in accordance with the applicable U.S. securities laws and regulations, and as permitted by Financial Industry Regulatory Authority regulations.

The TSXV has conditionally approved the listing of the Offered Shares offered by this prospectus supplement, subject to the Company fulfilling all of the listing requirements of the TSXV. The Offered Shares offered by this prospectus supplement will be listed on Nasdaq.

Selling Restrictions Outside of the United States and Canada

Other than in the United States and Canada, no action has been taken by the Company that would permit a public offering of the Offered Shares offered by this prospectus supplement in any jurisdiction outside the United States and Canada where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.

TRADING PRICE AND VOLUME

Trading Price and Volume

The Common Shares trade on the: (i) TSXV under the symbol "HIVE"; (ii) NASDAQ under the symbol "HIVE"; and (iii) FSE under the symbol "YO0.F". The Common Shares traded on the OTCQX until June 30, 2021, and on July 1, 2021, HIVE's Common Shares began trading on the NASDAQ. The following table set out the price range and trading volume for the Common Shares, as reported by the TSXV, during the 12-month period prior to the date of this prospectus supplement:

	Price Range
Month	High (CAD$)	Low (CAD$)	Volume
October 1-2, 2024	4.34	3.93	1,428,700
September, 2024	4.73	3.49	10,146,000
August, 2024	5.10	3.59	12,418,500
July, 2024	6.27	3.81	15,285,100
June, 2024	4.97	3.47	15,380,500
May, 2024	3.74	3.00	8,204,300
April, 2024	4.61	3.49	7,576,000
March, 2024	5.43	3.78	11,886,700
February, 2024	6.19	4.01	19,729,600
January, 2024	6.70	3.99	17,252,100
December, 2023	7.58	4.16	25,795,300
November, 2023	4.90	3.79	10,696,000
October, 2023	4.85	3.87	9,839,000

The following table sets out the price range and trading volume for the Common Shares, as reported by the Nasdaq, during the 12-month period prior to the date of this prospectus supplement:

	Price Range
Month	High (CAD$)	Low (CAD$)	Volume
October 1-2, 2024	3.19	2.91	6,446,900
September, 2024	3.52	2.57	57,656800
August, 2024	3.67	2.23	67,659,500
July, 2024	4.57	2.78	105,869,500
June, 2024	3.64	2.53	97,477,400
May, 2024	2.74	2.18	45,162,600
April, 2024	3.41	2.53	46,311,600
March, 2024	3.99	2.78	57,021,600
February, 2024	4.59	2.96	71,044,100
January, 2024	5.07	2.94	71,284,100
December, 2023	5.74	3.07	122,596,200
November, 2023	3.57	2.75	26,343,200
October, 2023	3.53	2.78	26,379,200

PRIOR SALES

Information in respect of the Company's Common Shares that we issued within the immediately preceding twelve-month period, including Common Shares that we issued upon the exercise of stock options of the Company ("Options") and the Common Shares issuable upon the conversion of outstanding restricted share units of the Company ("RSUs") and warrants, is summarized below:

Options

The Company has not issued any stock options during the 12 months immediately preceding the date of this prospectus supplement.

RSUs

The following table summarizes details of the 2,748,976 RSUs issued by the Company during the 12 months immediately preceding the date of this prospectus supplement:

Date of Issuance	Price per RSU	Number of RSUs
January 5, 2024	N/A	241,976
January 12, 2024	N/A	16,000
July 18, 2024	N/A	2,491,000

Common Shares

The following table sets out details of an aggregate of 32,497,860 Common Shares issued by the Company during the 12 months immediately preceding the date of this prospectus supplement.

	Price per	Number of	October 18, 2023	4.210	142,978(4)
Date of Issuance	Common Share	Common Shares	October 19, 2023	4.360	13,800(4)
October 2, 2023	4.300	80,200(4)	October 19, 2023	N/A	27,300(1)
October 3, 2023	4.350	6,200(4)	October 23, 2023	4.060	28,049(3)
October 4, 2023	4.510	110,951(4)	October 24, 2023	4.190	54,900(4)
October 6, 2023	4.020	19,700(4)	October 25, 2023	4.330	162,402(4)
October 10, 2023	4.040	1,100(4)	October 26, 2023	4.700	372,153(4)
October 10, 2023	N/A	1,050(1)	October 26, 2023	N/A	1,050(1)
October 11, 2023	4.190	69,017(4)	October 27, 2023	4.820	21,100(4)
October 12, 2023	4.390	30,400(4)	October 31, 2023	4.350	7,600(4)
October 17, 2023	3.970	5,400(4)	November 1, 2023	4.230	37,361(4)

November 2, 2023	4.210	49,655(4)	January 16, 2024	6.21	155,224(4)
November 3, 2023	4.210	3,900(4)	January 17, 2024	4.96	8,100(4)
November 6, 2023	4.450	106,703(4)	January 22, 2024	4.69	6,200(4)
November 7, 2023	4.630	36,500(4)	January 23, 2024	4.28	8,921(4)
November 8, 2023	4.670	10,000(4)	January 24, 2024	4.32	11,010(4)
November 9, 2023	4.610	6,300(4)	January 26, 2024	4.18	40,556(4)
November 13, 2023	4.760	201,460(4)	January 29, 2024	4.14	65,020(4)
November 14, 2023	4.500	1,300(4)	January 30, 2024	4.41	297,590(4)
November 14, 2023	N/A	6,300(1)	January 31, 2024	4.63	132,881(4)
November 17, 2023	4.240	54,734(4)	February 1, 2024	4.70	7,000(4)
November 21, 2023	4.060	18,100(4)	February 2, 2024	4.60	6,100(4)
November 22, 2023	4.170	16,700(4)	February 2, 2024	5.00	5,750,000(6)
November 27, 2023	3.910	4,100(4)	February 5, 2024	4.42	75,420(4)
November 27, 2023	N/A	1,050(1)	February 8, 2024	4.13	50,576(4)
November 28, 2023	3.990	60,500(4)	February 9, 2024	4.17	20,400(4)
November 29, 2023	4.040	6,800(4)	February 12, 2024	4.48	211,350(4)
November 29, 2023	3.930	345,566(5)	February 13, 2024	4.84	264,703(4)
November 30, 2023	4.180	209,083(4)	February 14, 2024	5.21	544,050(4)
December 1, 2023	4.340	47,080(4)	February 16, 2024	5.54	1,198,550(4)
December 5, 2023	4.590	444,716(4)	February 20, 2024	N/A	3,150(1)
December 5, 2023	N/A	14,000(1)	February 20, 2024	5.97	129,089(4)
December 6, 2023	5.100	491,864(4)	February 21, 2024	6.09	31,064(4)
December 7, 2023	5.530	436,393(4)	February 22, 2024	5.99	2,500(4)
December 8, 2023	5.490	8,700(4)	February 26, 2024	N/A	25,200(1)
December 11, 2023	5.380	64,604(4)	February 26, 2024	5.63	72,369(4)
December 12, 2023	5.600	214,157(4)	February 28, 2024	N/A	2,250(1)
December 14, 2023	4.610	94,283(4)	February 28, 2024	5.71	574,310(4)
December 15, 2023	4.830	183,698(4)	February 29, 2024	5.99	160,346(4)
December 19, 2023	4.870	53,800(4)	February 29, 2024	N/A	150,000(1)
December 20, 2023	5.120	171,000(4)	March 1, 2024	6.02	154,259(4)
December 20, 2023	N/A	150,000(1)	March 4, 2024	5.56	15,357(4)
December 27, 2023	6.89	326,112(4)	March 5, 2024	5.23	23,903(4)
December 28, 2023	6.81	22,874(4)	March 6, 2024	5.30	21,353(4)
December 29, 2023	7.36	1,054,176(4)	March 7, 2024	4.86	2,200(4)
January 3, 2024	7.28	94,741(4)	March 8, 2024	4.70	108,152(4)
January 4, 2024	6.28	236,488(4)	March 11, 2024	4.66	1,400(4)
January 5, 2024	5.90	14,600(4)	March 12, 2024	4.68	224,207(4)
January 8, 2024	5.97	150,713(4)	March 13, 2024	4.67	42,444(4)
January 10, 2024	5.85	243,288(4)	March 14, 2024	4.24	135,651(4)
January 11, 2024	5.92	3,600(4)	March 15, 2024	4.26	187,192(4)
January 12, 2024	5.91	224,600(4)	March 18, 2024	N/A	2,100(1)

March 19, 2024	4.09	313,434(4)	May 22, 2024	3.51	212,245(4)
March 20, 2024	4.17	33,107(4)	May 23, 2024	3.60	85,577(4)
March 21, 2024	4.03	46,520(4)	May 24, 2024	3.63	345,133(4)
March 22, 2024	4.20	457,293(4)	May 27, 2024	N/A	1,050(1)
March 25, 2024	4.38	96,192(4)	May 28, 2024	3.60	4,600(4)
March 26, 2024	N/A	1,050(1)	May 29, 2024	3.54	202,473(4)
March 27, 2024	4.28	426,705(4)	May 29, 2024	3.63	131,303(4)
March 28, 2024	4.33	106,156(4)	May 29, 2024	N/A	4,200(1)
April 1, 2024	4.35	244,233(4)	May 30, 2024	3.61	10,626(4)
April 2, 2024	4.57	515,076(4)	May 31, 2024	3.53	185,427(4)
April 3, 2024	4.57	32,276(4)	June 3, 2024	3.54	10,200(4)
April 5, 2024	4.38	156,804(4)	June 4, 2024	3.53	233,106(4)
April 8, 2024	4.42	235,829(4)	June 5, 2024	3.71	369,280(4)
April 9, 2024	4.35	10,200(4)	June 6, 2024	3.88	238,709(4)
April 10, 2024	4.38	146,283(4)	June 7, 2024	4.07	504,194(4)
April 15, 2024	4.19	5,850(4)	June 10, 2024	4.17	399,483(4)
April 17, 2024	3.94	9,371(4)	June 11, 2024	3.94	258,850(4)
April 18, 2024	3.69	26,493(4)	June 12, 2024	N/A	15,000(1)
April 19, 2024	3.69	34,574(4)	June 13, 2024	4.21	577,579(4)
April 22, 2024	3.61	192,241(4)	June 14, 2024	4.25	534,387(4)
April 22, 2024	N/A	12,600(1)	June 17, 2024	4.37	23,134(4)
April 23, 2024	3.64	195,300(4)	June 18, 2024	4.34	880,209(4)
April 24, 2024	3.88	303,246(4)	June 20, 2024	4.50	281,772(4)
April 25, 2024	4.14	291,273(4)	June 21, 2024	4.71	1,097,418(4)
April 26, 2024	4.22	260,372(4)	June 26, 2024	N/A	1,050(1)
April 26, 2024	N/A	1,050(1)	June 27, 2024	N/A	2,100(1)
April 29, 2024	4.20	16,071(4)	June 28, 2024	4.70	200,367(4)
April 30, 2024	4.24	60,930(4)	July 1, 2024	4.35	1,900(4)
May 3, 2024	3.50	42,401(4)	July 2, 2024	4.41	428,956(4)
May 6, 2024	3.44	66,973(4)	July 8, 2024	4.37	602,971(4)
May 7, 2024	3.45	109,751(4)	July 9, 2024	4.65	334,470(4)
May 8, 2024	3.40	352,672(4)	July 9, 2024	N/A	5,250(1)
May 9, 2024	3.34	700(4)	July 16, 2024	N/A	6,300(1)
May 10, 2024	3.12	144,869(4)	July 24, 2024	N/A	21,000(1)
May 13, 2024	3.19	173,498(4)	July 26, 2024	N/A	1,050(1)
May 14, 2024	3.26	20,721(4)	July 26, 2024	N/A	3,000(1)
May 15, 2024	3.27	126,817(4)	August 26, 2024	N/A	3,000(1)
May 15, 2024	N/A	2,100(1)	August 27, 2024	N/A	1,050(1)
May 16, 2024	3.18	39,395(4)	August 27, 2024	N/A	2,100(1)
May 17, 2024	3.31	393,252(4)	September 13, 2024	N/A	3,150(1)
May 21, 2024	3.43	34,204(4)	September 17, 2024	N/A	4,200(1)
May 21, 2024	3.39	138,413(4)	September 19, 2024	N/A	6,250(1)

Notes:

(1)	Issued in connection with the vesting of RSUs.
(2)	Issued in connection with stock options exercised.

(3)	Issued in connection with the equity distribution agreement dated May 10, 2023 between HIVE, Stifel Nicolaus Canada Inc. and Canaccord Genuity Corp. (the "May 2023 ATM Agreement").
(4)	Issued in connection with the Amended 2023 ATM Program. See the base shelf prospectus under the heading "THE COMPANY - Previous Financings - 2023 At-the-market Financing".
(5)	Issued in connection with the Company's acquisition of a data center in Boden, Sweden from Turis AB.
(6)	Issued in connection with the 2023 Special Warrant Financing. See the base shelf prospectus under the heading "THE COMPANY - Previous Financings - 2023 Special Warrant Financing".

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Tax Act, generally applicable to a holder who acquires, as beneficial owner, Common Shares pursuant to the Offering, and who, for the purposes of the Tax Act and at all relevant times, holds Common Shares as capital property and deals at arm's length and is not affiliated with the Company or any Agent. A holder who meets all of the foregoing requirements is referred to as a "Holder" herein, and this summary only addresses such Holders. Generally, Common Shares will be considered to be capital property to a Holder, provided the Holder does not hold the Common Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a holder (i) that is a "financial institution", as defined in the Tax Act for the purposes of the mark-to-market rules in the Tax Act, (ii) that is a "specified financial institution", as defined in the Tax Act, (iii) of an interest which is a "tax shelter investment" as defined in the Tax Act, (iv) that has elected to determine its Canadian tax results in a "functional currency" other than the Canadian dollar, (v) that has entered into or will enter into a "derivative forward agreement" or a "synthetic disposition arrangement" with respect to the Common Shares, or (vi) that receives dividends on Common Shares under or as part of a "dividend rental arrangement", as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in Common Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and that is or becomes (or does not deal at arm's length with a corporation resident in Canada for purposes of the Tax Act that is, or becomes) as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident person (or a group of non-resident persons that do not deal at arm's length with each other for the purpose of the Tax Act) for purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Common Shares. In addition, this summary does not address the deductibility of interest by an investor who has borrowed money to acquire the Common Shares.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and the Company's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "CRA"), published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA's administrative policies and assessing practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Consequently, Holders should consult their own tax advisors with respect to the tax consequences applicable to them, having regard to their own particular circumstances.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares (including dividends, adjusted cost base and proceeds of disposition) must generally be expressed in Canadian dollars. Amounts denominated in any other currency must be converted into Canadian dollars generally based on the exchange rate quoted by the Bank of Canada for the date such amounts arise and in accordance with the detailed rules in the Tax Act. As a result, the amount of dividends required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the Canadian dollar/U.S. dollar exchange rate.

Taxation of Resident Holders

The following portion of this summary applies to Holders (as defined above) who, for the purposes of the Tax Act and any applicable tax treaty or convention, are or are deemed to be resident in Canada at all relevant times (herein, "Resident Holders") and this portion of the summary only addresses such Resident Holders. Certain Resident Holders who might not be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have them and any other "Canadian security" (as defined in the Tax Act) be treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Resident Holders contemplating such election should consult their own tax advisors for advice as to whether it is available and advisable in their particular circumstances.

Taxation of Dividends

A Resident Holder will be required to include in computing income for a taxation year any dividends received, or deemed to be received, in the year by the Resident Holder on the Common Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from "taxable Canadian corporations" (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit provisions where the Company designates the dividend as an "eligible dividend" in accordance with the provisions of the Tax Act. There may be restrictions on the ability of the Company to designate any particular dividend as an "eligible dividend".

A dividend received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income but will generally be deductible in computing the corporation's taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. A Resident Holder that is a "private corporation" or a "subject corporation" (each as defined in the Tax Act), generally will be liable to pay an additional tax (refundable under certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares in a year to the extent such dividends are deductible in computing such Resident Holder's taxable income for the year.

Disposition of Common Shares

A Resident Holder who disposes, or is deemed to dispose, of a Common Share generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder of such Common Shares, as the case may be, immediately before the disposition or deemed disposition. The adjusted cost base of a Common Share to a Resident Holder will be determined in accordance with the Tax Act by averaging the cost to the Resident Holder of a Common Share with the adjusted cost base of all other Common Shares, if any, held by the Resident Holder as capital property immediately prior to the acquisition. The taxation of capital gains and losses is generally described below under the heading "Capital Gains and Capital Losses".

Capital Gains and Capital Losses

Subject to the Capital Gains Proposals (defined below), a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized by the Resident Holder in such taxation year. Subject to and in accordance with the rules contained in the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a particular taxation year against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

Under Proposed Amendments released on September 23, 2024 to implement proposals first announced in the 2024 Federal Budget (the "Capital Gains Proposals"), the capital gains inclusion rate applicable for the purposes of determining a Resident Holder's taxable capital gains and allowable capital losses for a particular taxation year is proposed to increase from one-half to two-thirds for any capital gains or losses realized on or after June 25, 2024. The one-half inclusion rate for capital gains will continue to apply to individuals (other than most types of trusts) up to a maximum amount of $250,000 of net capital gains realized in any taxation year. The Capital Gains Proposals also contemplate adjustments of carried forward or carried back allowable capital losses to account for changes in the relevant inclusion and deduction rates. The Capital Gains Proposals also include transitional rules that effectively adjust a Resident Holder's capital gains inclusion rate for the 2024 taxation year to generally include only one-half of net capital gains realized (or deemed to be realized) on or before June 24, 2024. The Capital Gains Proposals are complex and their application to a particular Resident Holder will depend on the Resident Holder's particular circumstances. Resident Holders should consult their own tax advisors with respect to the Capital Gains Proposals.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of a Common Share may be reduced by the amount of any dividends received or deemed to have been received by such Resident Holder on such shares, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (or "substantive CCPC" (both as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including amounts in respect of net taxable capital gains. Such Resident Holders should consult their own tax advisors.

Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by a Resident Holder that is an individual (other than certain specified trusts) may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors in this regard.

Taxation of Non-Resident Holders

The following portion of this summary is generally applicable to Holders who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times: (i) are neither resident nor deemed to be resident in Canada, and (ii) do not use or hold Common Shares in the course of business carried on or deemed to be carried on in Canada. Holders who meet all of the foregoing requirements are referred to herein as "Non-Resident Holders", and this portion of the summary only addresses such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Taxation of Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless reduced by the terms of an applicable tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, under the Canada-United States Tax Convention (1980), as amended (the "Treaty"), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and entitled to full benefits under the Treaty (a "U.S. Holder") is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Company's voting shares). Non-Resident Holders should consult their own tax advisors in this regard.

Disposition of Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share unless such Common Share constitutes "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty or convention.

Provided the Common Shares are listed on a "designated stock exchange", as defined in the Tax Act (which currently includes the TSXV, Nasdaq, and FSE) at the time of disposition, the Common Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm's length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Common Shares may be deemed to be taxable Canadian property.

Even if the Common Shares are taxable Canadian property of a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Common Shares by virtue of an applicable income tax treaty or convention. In cases where a Non-Resident Holder disposes, or is deemed to dispose, of a Common Share that is taxable Canadian property of that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption from tax under the Tax Act or pursuant to the terms of an applicable income tax treaty or convention, the consequences under the heading "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS - Taxation of Resident Holders - Capital Gains and Capital Losses" will generally be applicable to such disposition. Non- Resident Holders who may hold Common Shares as taxable Canadian property should consult their own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the U.S. federal income tax considerations generally applicable to the ownership and disposition of Offered Shares by U.S. Holders (as defined herein). This discussion applies to U.S. Holders that purchase Offered Shares pursuant to this Offering and hold such Offered Shares as capital assets (generally, assets held for investment purposes). This discussion is based on the Internal Revenue of Code of 1986 as amended (the "IRC"), U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks and certain other financial institutions, insurance companies, broker- dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold Offered Shares as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or integrated investment, persons that have a "functional currency" other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations. We have not requested, and will not request, a ruling from the Internal Revenue Service (the "IRS") or an opinion of legal counsel with respect to any U.S. federal income tax consequences of the ownership or disposition of Offered Shares, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

As used in this discussion, the term "U.S. Holder" means a beneficial owner of Offered Shares that is, (1) a citizen or an individual who is a resident of the United States for U.S. federal income tax purposes, (2) a corporation (or entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If a partnership or pass-through entity for U.S. federal income tax purposes is the beneficial owner of Offered Shares, the U.S. federal income tax consequences relating to an investment in the Offered Shares will depend in part upon the status and activities of such entity and the particular partner. A U.S. Holder that is a partner (or other owner) of a pass-through entity that acquires Offered Shares is urged to consult its tax advisors regarding the U.S. federal income tax consequences applicable to it and its partners of the ownership and disposition of Offered Shares.

Persons considering an investment in Offered Shares are urged to consult their tax advisors as to the particular tax consequences applicable to them relating to the ownership and disposition of Offered Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

Special, generally adverse, U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. In general, a corporation organized outside the United States will be treated as a PFIC, for any taxable year in which either (1) at least 75% of its gross income is "passive income", or (2) on average at least 50% of the value of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and certain net gains. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation or partnership in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

The determination as to whether a non-U.S. corporation is a PFIC is a factual determination made on an annual basis after the close of each taxable year. This determination is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on, among other things, the composition of the non-U.S. corporation's income, expenses and assets, as well as the relative value of its assets (which may fluctuate with the non-U.S. corporation's market capitalization), from time to time and the nature of its activities. While not free from doubt, the Company does not believe it was a PFIC for 2023 and does not expect to be a PFIC for 2024; however, PFIC status is determined annually, and whether the Company will be a PFIC for any year is uncertain. Moreover, the application of the PFIC rules to digital assets and transactions related thereto is subject to uncertainty. Accordingly, there can be no assurance that the Company will not be classified as a PFIC for the current taxable year or for any future taxable year. Prospective U.S. Holders contemplating an investment in the Offered Shares are urged to consult their tax advisors regarding the Company's status as a PFIC and the U.S. federal income tax consequences that may apply if the Company is determined to be a PFIC in any taxable year.

If we are a PFIC in any taxable year during which a U.S. Holder owns Offered Shares, such U.S. Holder would be liable for additional taxes and interest charges under the "PFIC excess distribution regime" upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder's holding period for the Offered Shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the Offered Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder's holding period for Offered Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds Offered Shares, we will generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the Offered Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a "deemed sale" election with respect to the Offered Shares. If the election is made, the U.S. Holder will be deemed to sell the Offered Shares it holds at their fair market value on the last day of the last taxable year in which we were treated as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder's Offered Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds Offered Shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is urged to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on Offered Shares if such U.S. Holder makes a valid "mark-to-market" election for our Offered Shares. A mark-to-market election is available to a U.S. Holder only for "marketable stock." Our Offered Shares will be marketable stock if they are listed on a "qualified exchange" or other market within the meaning of applicable Treasury regulations, and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We expect that our Common Shares will continue to be listed on Nasdaq, which is a qualified exchange for these purposes, but no assurances may be given in this regard. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of Offered Shares held at the end of such taxable year over the adjusted tax basis of such Offered Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Offered Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder's tax basis in Offered Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of Offered Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to Offered Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election may not apply to our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we own notwithstanding the U.S. Holder's mark-to-market election for the Offered Shares.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid QEF election. If a U.S. Holder makes a QEF election with respect to a PFIC, the U.S. Holder will be currently taxable on its pro rata share of the PFIC's ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. At this time we do not intend to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, and therefore prospective investors should assume that a QEF election will not be available.

As discussed below under "Distributions" notwithstanding any election made with respect to the Offered Shares, if we are a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to the Offered Shares will not qualify for reduced income tax rates.

Each U.S. person that is an investor in a PFIC is generally required to file an annual reports with the IRS. U.S. Holders should consult their tax advisers regarding whether we are a PFIC in any given taxable year and on the consequences of failing to file any required report with the IRS.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their tax advisors with respect to the impact of PFIC status on the ownership and disposition of Offered Shares, the consequences to them of this investment if we are a PFIC in any taxable year, the inability to make a QEF election with respect to our Offered Shares and the IRS information reporting obligations with respect to the ownership and disposition to our Offered Shares if we are a PFIC in any taxable year.

Distributions

Subject to the discussion above under "Passive Foreign Investment Company Consequences" a U.S. Holder that receives a distribution with respect to Offered Shares generally will be required to include the gross amount of such distribution (before reduction for any Canadian withholding taxes withheld therefrom) in gross income as a dividend when actually or constructively received to the extent paid out of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder's Offered Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder's Offered Shares, the remainder will be taxed as capital gain recognized on a sale, exchange or other taxable disposition of the Offered Shares (as discussed below). Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends for U.S. federal income tax purposes. Distributions on Offered Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the "dividends received" deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends paid by a "qualified foreign corporation" are eligible for taxation in the case of non-corporate U.S. Holders at a reduced long-term capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Offered Shares that are readily tradable on an established securities market in the United States. Subject to the discussion above under "Passive Foreign Investment Company Consequences", we expect that dividends paid on Offered Shares will be treated as "qualified dividend income" in the hands of non-corporate U.S. Holders, provided that such U.S. Holders satisfy certain conditions, including conditions relating to holding period and the absence of certain risk reduction transactions. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

Sale, Exchange or Other Taxable Disposition of Offered Shares

Subject to the discussion above under "Passive Foreign Investment Company Consequences" a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Offered Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder's adjusted tax basis in the Offered Shares, in each case as determined in U.S. dollars. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Offered Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of Offered Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Receipt of Foreign Currency

The gross amount of any payment in a currency other than U.S. dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should generally not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Additional Tax on Net Investment Income

U.S. Holders that are individuals, estates or trusts are generally required to pay an additional 3.8% tax on the lesser of (1) the U.S. Holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder's "net investment income" generally includes, among other things, dividends and net gains from disposition of property (other than property held in the ordinary course of the conduct of a trade or business). Accordingly, dividends on and capital gain from the sale, exchange or other taxable disposition of Offered Shares may be subject to this additional tax. U.S. Holders are urged to consult their tax advisors regarding the additional tax on net investment income.

Information Reporting

U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000. U.S. Holders must attach a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their return for each year in which they hold our Offered Shares. U.S. Holders should also be aware that if we are or become a PFIC, they will generally be required to file IRS Form 8261 during any taxable year in which such U.S. Holder recognizes gain or receives an excess distribution or with respect to which the U.S. Holder has made certain elections. U.S. Holders are urged to consult their tax advisors regarding the application of the information reporting rules to the Offered Shares and their particular situations.

EACH PROSPECTIVE U.S. INVESTOR IS URGED TO CONSULT ITS TAX ADVISORS ABOUT THE U.S. TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR COMMON SHARES IN LIGHT OF THE INVESTOR'S OWN CIRCUMSTANCES.

LEGAL MATTERS

Certain legal matters related to the Offering will be passed upon on the Company's behalf by Peterson McVicar LLP and Kavinoky Cook LLP, and on behalf of the Agents by Skadden, Arps, Slate, Meagher & Flom LLP and Wildeboer Dellelce LLP. As of the date hereof, Peterson McVicar LLP and Wildeboer Dellelce LLP, and each of their respective partners and associates, beneficially own, directly or indirectly, in their respective groups, less than 1% of any class of outstanding securities of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Davidson & Company LLP at its offices located at 1200 - 609 Granville Street, Vancouver, BC V7Y 1G6.

The transfer agent and registrar of the Company is Computershare Investor Services Inc. with its principal offices in Vancouver, British Columbia and Toronto, Ontario.

AGENT FOR SERVICE OF PROCESS

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Certain directors of the Company reside outside of Canada. Frank Holmes, Dave Perrill, and Susan McGee have appointed the following agents for service of process:

Name of Person	Name and Address of Agent
Frank Holmes	HIVE Digital Technologies Ltd. Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3
Dave Perrill
Susan McGee

EXEMPTIVE RELIEF FROM NATIONAL INSTRUMENT 44-101

Pursuant to a decision of the Autorité des Marchés Financiers, the securities regulatory authority in the Province of Québec, dated July 11, 2024, the Company was granted relief from the requirement that this prospectus and all documents incorporated by reference herein, as well as any prospectus supplement that relates to any future "at-the-market" distribution, must be in both the French and English languages. The Company is not required to file French versions of this prospectus, the documents incorporated by reference herein or any prospectus supplement relating to an "at-the-market" distribution. This exemption was granted on the condition that this prospectus, together with any prospectus supplement, and any documents incorporated by reference in the prospectus or any prospectus supplement, be translated into French if the Company offers securities to Québec purchasers in connection with an offering other than in relation to an "at-the-market" distribution.

ELIGIBILITY FOR INVESTMENT

In the opinion of Peterson McVicar LLP, Canadian counsel to the Company, and Wildeboer Dellelce LLP, Canadian counsel to the Agents, based on the current provisions of the Tax Act in force on the date hereof, the Common Shares offered hereby, if issued on the date hereof, generally would be, as of the date hereof, "qualified investments" under the Tax Act for a trust governed by a registered retirement savings plan ("RRSP"), a registered retirement income fund ("RRIF"),a registered education savings plan ("RESP"), a deferred profit sharing plan, a registered disability savings plan ("RDSP"), a tax free savings account ("TFSA"), or a first home savings account ("FHSA"), provided the Common Shares are listed on a designated stock exchange (which currently includes the TSXV, Nasdaq and FSE) or the Company qualifies as a "public corporation" (as defined in the Tax Act).

Notwithstanding that the Common Shares may be a qualified investment for a trust governed by an RRSP, RRIF, RESP, RDSP, FHSA, or a TFSA, the annuitant under an RRSP or RRIF, a subscriber of an RESP, or the holder of a TFSA, FHSA, or an RDSP, as the case may be, may be subject to a penalty tax if such Common Shares are a "prohibited investment" for the trust governed by the RRSP, RRIF, RESP, RDSP, FHSA, or TFSA, as the case may be, within the meaning of the Tax Act. The Common Shares will generally not be a "prohibited investment" provided that the annuitant under the RRSP or RRIF, a subscriber of the RESP, or the holder of the TFSA, FHSA, or the RDSP as the case may be, deals at arm's length with the Company for purposes of the Tax Act and does not have a "significant interest" (as defined in the Tax Act) in the Company. In addition, the Common Shares will not be prohibited investments if such Common Shares are "excluded property" (as defined in the Tax Act) for a trust governed by an RRSP, RRIF, RESP, RDSP, FHSA, or a TFSA.

Prospective investors who intend to hold Common Shares in a trust governed by a RRSP, RRIF, RESP, RDSP, FHSA, or TFSA are urged to consult their own tax advisors regarding their particular circumstances.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

The following is a description of a purchaser's statutory rights in connection with any purchase of Common Shares pursuant to the Offering, which supersedes and replaces the statement of purchasers' rights included in the base shelf prospectus.

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the base shelf prospectus, prospectus supplement relating to securities purchased by a purchaser and any amendment are not sent or delivered to the purchaser, provided that the remedies are exercised by the purchaser within the time limit prescribed by securities legislation. However, purchasers of Common Shares distributed under an at-the-market distribution by the Company do not have the right to withdraw from an agreement to purchase the Common Shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus supplement, the base shelf prospectus and any amendment thereto relating to Common Shares purchased by such purchaser because the prospectus supplement, the base shelf prospectus and any amendment thereto relating to the Common Shares purchased by such purchaser will not be delivered, as permitted under Part 9 of NI 44-102.

Securities legislation in certain of the provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the base shelf prospectus, prospectus supplement and any amendment thereto relating to securities purchased by a purchaser contains a misrepresentation, provided that the remedies are exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Common Shares distributed under an at-the-market distribution by the Company may have against the Company or the Agent for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus supplement, the base shelf prospectus and any amendment thereto relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada, that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in respect of any sales pursuant to an "at-the-market" distribution as contemplated by National Instrument 44-102 - Shelf Distributions.

No securities regulatory authority has expressed an opinion about these securities, and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The securities offered under this short form prospectus have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States of America or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the U.S. Securities Act) unless the securities offered hereunder are registered under the U.S. Securities Act or exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws are available. This short form prospectus does not constitute an offer to sell or a solicitation or an offer to buy any of the securities offered hereby within the United States or to, or for the benefit of, U.S. persons. See "Plan of Distribution".

Information contained herein is subject to completion or amendment. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of HIVE Digital Technologies Ltd. at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3 (Telephone 604 664-1078), and are also available electronically at www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	September 11, 2024

HIVE DIGITAL TECHNOLOGIES LTD.

US$300,000,000

Common Shares

Warrants

Subscription Receipts

Units

Debt Securities

Share Purchase Contracts

i

This short form base shelf prospectus relates to the offering for sale from time to time, during the 25-month period that this prospectus, including any amendments hereto, remains effective, of the securities of HIVE Digital Technologies Ltd. (the "Company", "HIVE", "we" or "our") listed above in one or more series or issuances, with a total offering price of such securities, in the aggregate, of up to US$300,000,000 (or the equivalent thereof in Canadian dollars or one or more foreign currencies or composite currencies). The securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement.

In addition, the securities may be offered and issued by the Company in consideration for the acquisition of other businesses, assets or securities. The consideration for any such acquisition may consist of any of the securities separately, a combination of securities or any combination of, among other things, securities, cash and the assumption of liabilities.

The common shares of the Company ("Common Shares") are listed for trading on the TSX Venture Exchange (the "TSXV") under the trading symbol "HIVE" as well as on the Nasdaq Capital Market Exchange ("Nasdaq") under the symbol "HIVE", and on the and on the Open Market of the Frankfurt Stock Exchanges under the symbol "FO0.F". On September 10, 2024, being the last complete trading day prior to the date hereof, the closing price of the Common Shares on the TSXV was C$3.97. On September 10, 2024, being the last complete trading day on Nasdaq prior to the date hereof, the closing price of the Common Shares on Nasdaq was US$2.92.

Unless otherwise specified in an applicable prospectus supplement, debt securities, subscription receipts, units, warrants and share purchase contracts will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is currently no market through which the Company's securities, other than the Common Shares, may be sold and purchasers may not be able to resell such securities purchased under this short form prospectus. This may affect the pricing of the Company's securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of the Company's securities and the extent of issuer regulation. See "RISK FACTORS".

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement with respect to any particular offering and consult your own tax advisor with respect to your own particular circumstances.

No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

This prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the securities in such jurisdiction. All applicable information permitted under securities legislation to be omitted from this prospectus that has been so omitted will be contained in one or more prospectus supplements that will, except in respect of any sales pursuant to an "at-the-market" distribution as contemplated by National Instrument 44-102 - Shelf Distributions ("NI 44-102"), be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the securities to which the prospectus supplement pertains. You should read this prospectus and any applicable prospectus supplement carefully before you invest in any securities issued pursuant to this prospectus. The Company's securities may be sold pursuant to this prospectus through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by us.

This Prospectus may qualify an "at-the-market distribution" as defined in NI 44-102.

The sale of Common Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be an "at-the-market" distributions as contemplated by 44-102 and as permitted by applicable law, including sales made directly on the TSXV, the Nasdaq, or other existing trading markets for the Securities, and as set forth in a prospectus supplement for such purpose. See "PLAN OF DISTRIBUTION".

A prospectus supplement will set out the names of any underwriters, dealers or agents involved in the sale of the Company's securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such securities, including the net proceeds we expect to receive from the sale of such securities, if any, the amounts and prices at which such securities are sold and the compensation of such underwriters, dealers or agents.

Unless stated to the contrary in any prospectus supplement, the Securities have not been registered under the U.S. Securities Act or any state securities laws and may not be offered, sold or delivered within the United States or to U.S. persons within the meaning of Regulation S under the U.S. Securities Act, except in certain transactions that are registered or exempt from the registration requirements of the U.S. Securities Act. In addition, until 40 days after the commencement of an offering of Securities, an offer or sale of the Securities within the United States or to U.S. persons by any dealer, whether or not participating in the offering, may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the U.S. Securities Act. Each prospectus supplement with respect to the Company's securities being offered will set forth the terms of the offering, including:

  the person offering the securities;
  the name or names of any underwriters, dealers or other placement agents;
  the number and the purchase price of, and form of consideration for, our securities;
  any proceeds to the Company from such sale; and
  any commissions, fees, discounts and other items constituting underwriters', dealers' or agents' compensation.

Investment in the securities being offered is highly speculative and involves significant risks that you should consider before purchasing such securities. You should carefully review the risks outlined in this prospectus (including any prospectus supplement) and in the documents incorporated by reference as well as the information under the heading "Cautionary Note Regarding Forward-Looking Statements" and consider such risks and information in connection with an investment in the securities. See "RISK FACTORS".

The specific terms of the securities with respect to a particular offering will be set out in one or more prospectus supplements and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price and any other specific terms; (ii) in the case of warrants, the offering price, the designation, number and terms of the Common Shares or debt securities issuable upon exercise of the warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the warrants are issued and any other specific terms; (iii) in the case of subscription receipts, the number of subscription receipts being offered, the offering price, the procedures for the exchange of the subscription receipts for Common Shares, debt securities or warrants, as the case may be, and any other specific terms; (iv) in the case of debt securities, the specific designation, the aggregate principal amount, the currency or the currency unit for the debt securities being offered, the maturity, the interest provisions, the authorized denominations, the offering price, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the debt securities are secured, affiliate-guaranteed, senior or subordinated and any other terms specific to the debt securities being offered; (v) in the case of units, the designation, number and terms of the Common Shares, warrants, subscription receipts, share purchase contracts or debt securities comprising the units; and (vi) in the case of share purchase contracts, whether the share purchase contracts obligate the holder to purchase or sell or both purchase and sell Common Shares, whether the share purchase contracts are to be prepaid or not or paid in instalments, any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied, whether the share purchase contracts are to be settled by delivery, any provisions relating to the settlement of the share purchase contracts, the date or dates on which the sale or purchase must be made, whether the share purchase contracts will be issued in fully registered or global form and the material income tax consequences of owning, holding and disposing of the share purchase contracts Where required by statute, regulation or policy, and where securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the securities will be included in the prospectus supplement describing the securities.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. Several, but not all, of the Company's subsidiaries, namely HIVE Blockchain Iceland ehf., HIVE Blockchain Switzerland AG, Bikupa Datacenter AB, Bikupa Datacenter 2 AB, Bikupa Real Estate AB, Bikupa Holding AB, Buzz Holdings Inc., HIVE Digital Data Ltd., Liv Eiendom AS, and HIVE Performance Computing Ltd. are incorporated under laws of foreign jurisdictions and some of the Company's directors, namely: Frank Holmes, Dave Perrill, and Susan McGee reside outside of Canada and have appointed the Company at its registered office set forth below as their agent for service of process in Canada.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of the Province of British Columbia, that some of its officers and directors are residents of a foreign country, that some or all of the underwriters or experts that may be named in a registration statement on Form F-10 that includes this prospectus and that may be filed in the future if an offering is made by the Company in the United States (the "Registration Statement") may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Any offering made pursuant to this prospectus is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The Company's head office is located at 370-1095 West Pender Street, Vancouver, British Columbia, V6E 2M6, Canada and its registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3.

Investors should rely only on the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide investors with different information. Information contained on the Company's website shall not be deemed to be a part of this prospectus (including any applicable prospectus supplement) or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus is accurate as of any date other than the date on the face page of this prospectus, the date of any applicable prospectus supplement or the date of any documents incorporated by reference herein.

v

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus and any applicable prospectus supplement is accurate only as of the date on the front of such document and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or any applicable prospectus supplement or of any sale of the Company's securities pursuant thereto. The Company's business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this prospectus and any applicable prospectus supplement, and the documents incorporated by reference in this prospectus and any applicable prospectus supplement, were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

In this prospectus and any prospectus supplement, unless otherwise indicated, all dollar amounts and references to "US$" or "$" are to U.S. dollars and references to "C$" are to Canadian dollars. This prospectus and the documents incorporated by reference contain translations of certain U.S. dollar amounts into Canadian dollars solely for your convenience. See "Currency Presentation and Exchange Rate Information".

In this prospectus and in any prospectus supplement, unless the context otherwise requires, references to "we", "us", "our" or similar terms, as well as references to "HIVE" or the "Company", refer to HIVE Digital Technologies Ltd. together, where context requires, with its subsidiaries and affiliates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and other information contained in this prospectus constitute "forward-looking information" under Canadian Securities Laws and "forward-looking statements" under U.S. securities laws (collectively "forward-looking statements"). Such forward-looking statements include, but are not limited to, statements relating to:

  the future price of cryptocurrencies, such as Bitcoin, and the other types of digital assets which HIVE may obtain, hold, and/or trade as a result of its business operations;
  the Company's intended use of net proceeds from the sale of its securities;
  the number of securities the Company intends to issue;
  the future pricing for services and solutions in the businesses of the Company and its subsidiaries;
  the liquidity and market price of the Common Shares;
  the Company's expectations regarding the sufficiency of its capital resources and requirements for additional capital;
  litigation risks;
  currency fluctuations;
  risks related to debt securities being secured;
  risks related to the decrease of the market price of the Common Shares if the Company's shareholders sell substantial amounts of Common Shares;

  risks related to future sales or issuances of equity securities diluting voting power and reducing future earnings per share;
  the absence of a market through which the Company's securities, other than Common Shares, may be sold;
  the expected annualized run-rate revenue of the HPC line of operations;
  changes to governmental laws and regulations; and
  effects of the novel coronavirus ("COVID-19") outbreak as a global pandemic.

These forward-looking statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "future", "continue" or similar expressions or the negatives thereof.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this prospectus should not be unduly relied upon. These statements speak only as of the date of this prospectus.

The forward-looking statements in this document are based on what the Company currently believes are reasonable assumptions, including the material assumptions set out in the management discussion and analysis and press releases of the Company (such documents are available under the Company's SEDAR profile at www.sedarplus.ca, in the United States through EDGAR at the website of the SEC at www.sec.gov, or on the Company's website at www.hivedigitaltechnologies.com). Other material factors or assumptions that were applied in formulating the forward-looking statements contained herein include or relate to the following:

  the business and economic conditions affecting the Company's operations in their current state, including, general levels of economic activity, regulations, taxes and interest rates;
  information about the Company's use and profitability of the Company's computing power, including the Company's ability to profitably generate cryptocurrencies;
  the Company's ability to successfully acquire and maintain required regulatory licenses and qualifications;
  historical prices of cryptocurrencies;
  the emerging cryptocurrency and blockchain markets and sectors;
  the Company's ability to maintain good business relationships;
  the Company's ability to manage and integrate acquisitions;
  the Company's ability to identify, hire and retain key personnel;
  the Company's ability to raise sufficient debt or equity financing to support the Company's continued growth;
  the technology, proprietary and non-proprietary software, data and intellectual property of the Company and third parties in the cryptocurrencies and digital asset sector is able to be relied upon to conduct the Company's business;
  the Company does not suffer a material impact or disruption from a cybersecurity incident, cyber-attack or theft of digital assets;

  the Company's continued maintenance and development of data center facilities;
  continued growth in usage and in the blockchain for various applications;
  continued development of a stable public infrastructure, with the necessary speed, data capacity and security required to operate blockchain networks;
  the absence of adverse regulation or law; and
  the absence of material changes in the legislative, regulatory or operating framework for the Company's existing and anticipated business;
  development of a new high performance computing business, the Company's strategic partnerships;
  the cost of energy in each of the jurisdictions where we conduct mining and/or high performance computing operations;
  the Company's plans to manage its data centers and trading operations from Bermuda; and
  projected growth and estimates for the high performance computing business.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company's ability to predict or control. Some of the risks that could cause outcomes and results to differ materially from those expressed in the forward-looking statements include:

  The Company's cryptocurrency inventory may be exposed to cybersecurity threats and hacks.
  Regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company's operations.
  The value of cryptocurrencies may be subject to volatility and momentum pricing risk.
  Cryptocurrency exchanges and other trading venues are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure.
  Energy costs in the regions where we operate may increase.
  Possibility of less frequent or cessation of monetization of cryptocurrencies.
  Limited history of de-centralized financial system.
  Cryptocurrency network difficulty and impact of increased global computing power.
  Banks may not provide banking services, or may cut off banking services, to businesses that provide cryptocurrency-related services or that accept cryptocurrencies as payment.
  The impact of geopolitical events on the supply and demand for cryptocurrencies is uncertain.
  Political and regulatory risks.
  Changes to tax laws.
  Permits and licences.
  Server failures.
  Global financial conditions.

  Tax consequences.
  Passive foreign investment company regulations could affect U.S. shareholders.
  Environmental regulations.
  Environmental liability.
  The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.
  Acceptance and/or widespread use of cryptocurrency is uncertain.
  The Company may be required to sell its inventory of cryptocurrency to pay suppliers.
  Facility developments.
  The Company's operations, investment strategies, and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies.
  The Company's coins may be subject to loss, theft or restriction on access.
  Incorrect or fraudulent coin transactions may be irreversible.
  If the award of coins for solving blocks and transaction fees are not sufficiently high, Miners may not have an adequate incentive to continue mining and may cease their mining operations.
  The price of coins may be affected by the sale of coins by other vehicles investing in coins or tracking cryptocurrency markets.
  Risk related to technological obsolescence and difficulty in obtaining hardware.
  Risks related to insurance.
  Transactional Fees and Demand for Bitcoin.
  Future Profits/Losses and Production Revenues/Expenses.
  Property and Other Insurance Risks.
  Hazards associated with high-voltage electricity transmission and industrial operations may result in suspension of our operations or the imposition of civil or criminal penalties.
  Limited Operating History.
  Future capital needs, uncertainty of additional financing and dilution.
  Management of growth.
  Additional funding requirements and dilution.
  Loss of key employees & contractors.
  Pandemics.
  Conflicts of interest.
  Liquid market for securities.

  Dividends.
  Interest rate risk.
  Currency exchange risk.
  International conflict.
  Energy Tariffs in Paraguay.
  Development and Growth of the HIVE Paraguay Facility and Other Infrastructure Projects.
  Anticipated 2028 Bitcoin Halving.
  Tax Decision in respect of the Company's Subsidiaries.
  Discretion over use of proceeds.
  Absence of a public market for certain of the securities.
  Unsecured debt securities.
  Effect of changes in interest rates on debt securities.
  Effect of fluctuations in foreign currency markets on debt securities.
  Trading price of Common Shares and volatility.

Additional information on these and other factors is discussed under the heading "RISK FACTORS" in this prospectus and in the documents incorporated by reference herein including in the 2024 MD&A (as defined herein) under the heading "Risks and Uncertainties" and in the 2024 AIF (as defined herein) under the heading "Risk Factors", as may be modified or superseded by other subsequently filed documents that are also incorporated or deemed to be incorporated by reference in this prospectus.

The forward-looking statements contained in this prospectus are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada and filed with, or furnished to, the SEC.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of HIVE at 370-1095 West Pender Street, Vancouver, British Columbia, V6E 2M6, Canada (Telephone (604) 664-1078) Attn: Chief Financial Officer. Such documents are also available without charge to shareholders and other interested parties through the "Investors" portion of the Company's website at www.hivedigitaltechnologies.com as well as on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR+"), at www.sedarplus.ca or in the United States through EDGAR at the website of the SEC at www.SEC.gov. The filings of the Company available on the Company's website, SEDAR+ and EDGAR are not incorporated by reference in this prospectus except as specifically set out herein.

The following documents, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this short form base shelf prospectus:

  the Company's revised annual information form for the year ended March 31, 2024, dated as at June 24, 2024, initially filed on June 24, 2024 and re-filed on June 25, 2024 (the "2024 AIF");

  the Company's audited consolidated financial statements for the years ended March 31, 2024 and 2023, the notes thereto and the independent auditor's report thereon, filed on June 24, 2024 (the "2024 Annual Financial Statements");
  the Company's annual management's discussion and analysis for the year ended March 31, 2024, dated as at June 24, 2024 and filed on June 24, 2024 (the "2024 MD&A");
  the Company's unaudited condensed interim consolidated financial statements for the three months ended June 30, 2024 and filed on August 12, 2024;
  the Company's management's discussion and analysis for the three months ended June 30, 2024 and filed on August 12, 2024 (the "Interim MD&A");
  the information circular dated October 23, 2023 with respect to the annual general and special meeting of the Company's shareholders ("Shareholders") held on November 29, 2023, filed on November 7, 2023;
  the material change report April 5, 2024 related to the Company's production figures for the month of March, 2024;
  the material change report dated May 8, 2024 related to the Company's production figures for the month of April, 2024;
  the material change report dated June 10, 2024 related to the Company's production figures for the month of May, 2024 and announcement of the acquisition of 1,000 new Bitmain S21 Pro Antminers ("S21 Pro Miners");
  the material change report dated June 25, 2024 related to the financial review and results for the year ended March 31, 2024;
  the material change report dated July 8, 2024 related to the Company's production figures for the month of June, 2024;
  the material change report dated July 22, 2024 related to the Company's plans to construct a 100 MW hydroelectric data center located in Paraguay (the "Planned Paraguay Facility"), and to target an aggregate hash power of 12.1 EH/s;
  the material change report dated July 31, 2024 related to the Company's execution of definitive agreements to construct the Planned Paraguay Facility; and
  the material change report dated August 2, 2024 related to the Company's production figures for the month of July, 2024;
  the material change report dated August 13, 2024 related to the Company's earning report for the quarter ended June 30, 2024;
  the material change report dated September 5, 2024 related to the Company's production figures for the month of August, 2024;
  the material change report dated September 5, 2024 related to a correction to the Company's production figures for the month of August, 2024; and
  the material change report dated September 11, 2024 related to an update to the August 2024 production figures and a report of the sales figures during final period of the Amended 2023 ATM Financing.

Any documents of the type described in Section 11.1 of Form 44-101F1 Short Form Prospectuses filed by the Company with a securities commission or similar authority in any province or territory of Canada subsequent to the date of this short form base shelf prospectus and prior to the expiry of this prospectus, or the completion of the issuance of securities pursuant hereto, will be deemed to be incorporated by reference into this prospectus. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement (in the case of a report on Form 6-K, if and to the extent expressly provided in such report).

A prospectus supplement containing the specific terms of any offering of the Company's securities will be delivered to purchasers of the Company's securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement and only for the purposes of the offering of the Company's securities to which that prospectus supplement pertains.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, in any prospectus supplement hereto or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon the Company's filing of a new annual information form and the related annual financial statements and management's discussion and analysis with applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual financial statements and management's discussion and analysis and all interim financial statements, material change reports and information circulars filed prior to the commencement of the Company's financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of the Company's securities under this prospectus. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, all interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus. Upon a new annual information form being filed by us with the applicable securities regulatory authorities during the term of this prospectus for which the related annual comparative consolidated financial statements include at least nine months of financial results of an acquired business for which a business acquisition report was filed by us and incorporated by reference into this prospectus, such business acquisition report shall no longer be deemed to be incorporated into this prospectus for the purpose of future offers and sales of the securities hereunder. Upon a new information circular of the Company prepared in connection with an annual general meeting of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous information circular of the Company, if prepared in connection with solely an annual general meeting of the Company, shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

References to the Company's website in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The high, low, average and closing rates for the US dollar in terms of Canadian dollars for each of the financial periods indicated below, as quoted by the Bank of Canada, were as follows:

	Three months ended June 30, 2024	Three months ended June 30, 2023	Year ended March 31, 2024	Year ended March 31, 2023
	(expressed in Canadian dollars)
High	1.3821	1.3630	1.3875	1.3856
Low	1.3504	1.3150	1.3128	1.2451
Average	1.3683	1.3430	1.3487	1.3230
Closing	1.3687	1.3240	1.3574	1.3533

On September 10, 2024, the daily exchange rate for the US dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was $1.00 = C$1.3599.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In the event the Registration Statement is filed at a future date, the following documents will or will have been filed with the SEC as part of the Registration Statement, of which when filed at a future date, this prospectus will form a part: (1) the documents listed under "DOCUMENTS INCORPORATED BY REFERENCE"; (2) the consent of Davidson & Company LLP; (3) powers of attorney from certain of the Company's directors and officers; and (4) the forms of senior and subordinated indenture relating to the debt securities.

AVAILABLE INFORMATION

The Company is subject to the informational requirements of the U.S. Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Reports and other information filed by the Company with, or furnished to, the SEC may be obtained on EDGAR at the SEC's website: www.sec.gov.

THE COMPANY

The following description of the Company is, in some instances, derived from selected information about us contained in the documents incorporated by reference into this prospectus. This description does not contain all of the information about us and our business that you should consider before investing in any securities. You should carefully read the entire prospectus and the applicable prospectus supplement, including the section entitled "RISK FACTORS", as well as the documents incorporated by reference into this prospectus and the applicable prospectus supplement, before making an investment decision.

Name, Address and Incorporation

The Company was incorporated in the Province of British Columbia on June 24, 1987 under the Business Corporations Act (British Columbia) under the name "Carmelita Petroleum Limited". The Company changed its name first on September 26, 1996 to "Carmelita Resources Limited", then on July 4, 2000 to "Pierre Enterprises Ltd.", then on February 1, 2011 to "Leeta Gold Corp.", then on September 15, 2017 to "HIVE Blockchain Technologies Ltd." and finally on July 12, 2023, to "HIVE Digital Technologies Ltd.".

The Company's head office is located at 370-1095 West Pender Street, Vancouver, British Columbia, V6E 2M6, Canada, and the Company's registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3.

The Company's Common Shares are listed for trading on the TSX Venture Exchange (the "TSXV") under the trading symbol "HIVE" as well as on Nasdaq under the symbol "HIVE", and on the Open Market of the Frankfurt Stock Exchanges under the symbol "FO0.F".

Subsidiaries

The table below lists the principal subsidiaries of the Company as of the date hereof.

Name	Jurisdiction	Assets Held
HIVE Blockchain Iceland ehf.	Iceland	Computer equipment
HIVE Blockchain Switzerland AG	Switzerland	Cryptocurrency inventory
HIVE Digital Data Ltd.	Bermuda	Cryptocurrency inventory
Bikupa Datacenter AB	Sweden	Computer equipment
Bikupa Datacenter 2 AB	Sweden	Computer equipment
Bikupa Real Estate AB	Sweden	Real estate
9376-9974 Québec Inc.	Québec	Computer equipment
HIVE Atlantic Datacentres Ltd.	New Brunswick	50 MW substation, 30 MW substation, land, buildings, and computer equipment
HIVE Performance Computing Ltd.	Bermuda	High performance computing ("HPC") software products
HIVE Performance Cloud Inc.	Canada	Computer equipment

Note:

(1)

In addition to the subsidiaries noted above, the following corporations are subsidiaries of the Company: Liv Eiendom AS (Norway), wholly owned by HIVE Digital Technologies Ltd.; Bikupa Holding AB (Sweden), wholly owned by HIVE Digital Technologies Ltd.; HIVE Performance Computing AB (Sweden), wholly owned by HIVE Digital Technologies Ltd.; Buzz High Performance Computing Inc. (British Columbia), wholly owned by HIVE Digital Technologies Ltd.; Buzz Holdings Inc. (Barbados), wholly owned by HIVE Digital Technologies Ltd. See the 2024 AIF under the heading "Corporate Structure - Intercorporate Relationships".

Summary Description of the Business

The primary business of the Company is the provision of computing capacity which is most commonly, but not exclusively, used to secure a distributed network by creating, verifying, publishing and propagating blocks in the blockchain in exchange for rewards and fees denominated in the native token of that network (i.e. Bitcoin), referred in this Prospectus as "mining" or "cryptocurrency mining".

For the purposes of this section:

"Bitcoin" shall refer to the native token of the Bitcoin Network which utilizes the SHA-256 algorithm. Bitcoin is a peer-to-peer payment system and the digital currency of the same name which uses open source cryptography to control the creation and transfer of such digital currency, with "Bitcoin Network" meaning the network of computers running the software protocol underlying Bitcoin and which network maintains the database of Bitcoin ownership and facilitates the transfer of Bitcoin among parties, and "SHA-256" meaning a cryptographic Hash algorithm. SHA-256 generates an almost-unique 256-bit (32-byte) signature for a text. The most well-known cryptocurrencies that utilize the SHA-256 algorithm are Bitcoin and Bitcoin Cash;

"Blockchain" shall refer to an immutable, decentralized public transaction ledger which records transactions, such as financial transactions in cryptocurrency, in chronological order. Bitcoin and Ethereum are examples of well-known and widely distributed blockchains;

"Ether" or "Ethereum" shall refer to the native token of the Ethereum Network which prior to the "Merge" utilized the ethash algorithm. Ethereum is a global, open-source platform for decentralized application, and prior to the "Merge", the "Ethereum Network" meant the network of computers running the software protocol underlying Ethereum and which network maintained the database of Ether ownership and facilitated the transfer of Ether among parties;

"GPU" shall refer to a graphics processing unit, a programmable logic chip (processor) specialized for display functions and effective at solving digital currency hashing algorithms;

"Hash" shall refer to the output of a hash function, i.e. the output of the fundamental mathematical computation of a particular cryptocurrency's computer code which miners ("Miners") execute, and "Petahash" and "Exahash" or "PH" and "EH" mean, respectively, 1x1015 Hashes and 1x1018 Hashes; and

"Hashrate" shall refer to a measure of mining power whereby the expected income from mining is directly proportional to a Miners hashrate normalized by the total hashrate of the network.

The Company operates in one segment, being the provision of data servers for the purposes of generating computational power which is commonly used for mining and sale of digital currencies. The Company owns and leases predominantly-green energy-powered data center facilities in Canada, Sweden, and Iceland at which the Company provisions computational power. The Company then applies the computational power primarily for the mining of digital currencies, including Bitcoin, continuously on the cloud. The Company utilizes GPU and ASIC SHA-256 computing equipment for its cryptocurrency operations and is investigating other high efficiency computing applications of its GPU equipment, such as artificial intelligence and graphic rendering as well as private blockchain computing, which are becoming more widespread as the blockchain technology grows and develops.

The Company is in the process of diversifying its business by utilizing its approximately 31,500 GPU-based cards to build systems that can provide computational power on a large scale. In addition, the Company will branch out into the rental of GPU server clusters via marketplaces and is exploring the development of a new service to be known as HIVE Cloud. This cloud service will offer to users a selection of options to access computing resources ranging from a virtual instance of a single GPU to a bare-metal server equipped with up to 10 GPUs to clusters of multiple servers.

As of the date hereof, HIVE operates at nine data center sites. More detailed information regarding the business of the Company as well as its mining operations can be found in the 2024 AIF under the heading "DESCRIPTION OF THE BUSINESS - Description of the Business". The Company's operating and maintenance expenses are composed of electricity to power its computing equipment as well as cooling and lighting and other aspects of operating computer equipment. Other site expenses include leasing costs for the facilities, personnel salaries, internet access, equipment maintenance and software optimization, and facility security, maintenance and management.

The following is a summary of the Company's various data center sites as of August 31, 2024:

Site	Location	Installed Mining Hashpower(1)
Lachute Facility	Québec, Canada	1,280 PH/s
Sweden (Boden) Facility	Boden, Sweden	1,120 PH/s
Sweden (Boden) Facility 2	Boden, Sweden	240 PH/s
Sweden (Robertsfors) Facility	Robertsfors, Sweden	85 PH/s
Sweden (Notviken) Facility	Lulea, Sweden	45 PH/s
Iceland Facility 2	Reykjanesbaer, Iceland	135 PH/s
New Brunswick Facility	New Brunswick, Canada	2,360 PH/s
Montreal Facility	Québec, Canada	N/A
Stockholm Facility	Stockholm, Sweden	N/A

Note:

(1)

The figures provided in this table are approximations, and the actual computational power in use varies due to several factors, including the underlying prices of cryptocurrencies, demand for services, prices of power, replacement, relocation, or retirement of Miners, etc.

The Company's facilities are strategically located in geographical locations where electricity costs are low due to an abundance of green energy, such as hydro power and geothermal energy.

Current Mining Capacity and Revenue

As of August 31, 2024, the Company's daily revenue is approximately US$235,000, generated through an average of 3.61 bitcoin mined per day using 5,270 PH/s of Bitcoin mining capacity from ASICs and, additionally, approximately $20,000 generated from high performance computing. The Company may elect to retire and upgrade existing machines with newer machines to improve hashrate efficiency, instead of focusing on hashrate growth on a forward-looking basis.

During the fourth financial quarter of 2022 and the 2023 financial year, the company elected to replace (the "2022Q4 Replacement") less efficient Miners (38 J/TH or worse) with the purchase and installation of approximately 12,300 BuzzMiners at a cost of approximately $35.0 million. The Company's purchase of 7,000 S21 Miners ("S21 Miners") cost approximately $24.5 million, quickly followed by an additional purchase of an additional 1,000 S21 Miners for $3.5 million (together, the "December 2023 Order"). On June 10, 2024 the Company announced a purchase of 1,000 S21 Pro Miners for $4.2 million (the "June 2024 Order"). See below for details on the S21 Miners and S21 Pro Miners. As of August 31, 2024, the Company's total Bitcoin ASIC mining capacity is 5,270 PH/s, which includes:

Location	Current Capacity	Future Plans for Expansion, Upgrades, Retirement
New Brunswick	2,360 PH/s active. There are approximately 20,000 ASIC Miners operating at this location.

There is 15 MW of additional capacity.

Approximately 6,000 BuzzMiners have been installed at the New Brunswick Facility since Q4 2022 to replace older generation ASICs.

1,500 Bitmain S19 kPro Miners ("S19 kPro Miners") were installed at the New Brunswick Facility to replace the least efficient machines.

As part of the 2022Q4 Replacement, 6,000 S21 Miners have been installed in New Brunswick, composed of 5,000 S21 Miners from the December 2023 Order.

Quebec	1,280 PH/s active. There are approximately 10,500 ASIC Miners operating at this location.

The Company is currently undergoing an upgrade to replace older generation of ASICs. The principal transactions the Company has undertaken in the past twelve months include: (i) the acquisition of approximately 6,000 S19 kPro Miners at a cost of $8.5 million; (ii) 334 S21 Miners from the December 2023 Order; (iii) the acquisition of approximately 3,100 S19 XP Miners at a cost of $9.8 million; (iv) and the acquisition of approximately 1,000 S19 J Pro+ Miners, at a cost of $1.6 million.

Sweden

1,490 PH/s active. There are of approximately 10,000 ASIC Miners operating at the facilities located in Boden, Sweden and Lulea, Sweden in aggregate and an additional approximately 1,000 ASIC Miners operating at the facility located in Robertsfors, Sweden, for a total of 11,000 ASICs in Sweden.

Boden is currently consuming approximately 26 MW and has the infrastructure that can support up to 32 MW.

The Company is evaluating using some of our previous generation equipment to programmatically start to mine when it is profitable to do so, up to the 32 MW of capacity. As of January 31, 2024, the Company has unplugged the active GPUs and plans to re-deploy them depending on prevailing market conditions. Approximately 6,500 BuzzMiners and 2,200 S19 kPro Miners have been installed in the Company's facility in Boden, Sweden, and 400 S19 kPro Miners have been sent to the Company's facility in Notviken, Sweden. The cost of these 2,600 S19 kPro Miners was approximately $3.8 million.

386 S21 Miners have been sent to the HIVE Sweden Facility from the December 2023 Order. Approximately 1,117 S21 Miners were converted into S21 Pro Miners, which were also sent to HIVE Sweden Facility. All 1,000 S21 Pro Miners from the June 2024 Order have been delivered and installed in the HIVE Boden 2 Facility.

On July 22, 2024, the Company announced that it had acquired an additional 500 S21 Pro Miners, which have been delivered to the Company (the "July 2024 Order"). The Company has installed these ASIC Miners at the HIVE Sweden Facility.

As of August 31, 2024, the Company has approximately 24,000 GPUs unplugged. The Company notes that approximately 2,200 GPUs operating HPC workloads are still running in Boden as of July 2024; however, there are no GPUs doing mining as of January 31, 2024.

Iceland	135 PH/s active, with 130 PH of equipment that is currently being curtailed. There are approximately 1,300 ASIC Miners operating at this location.

The Company's facility in Blonduos Iceland was retired January 3, 2024, and most of the 100 PH/s of ASICs were subsequently disposed for a nominal amount. The Company currently has no plans to expand the facility in Reykjanesbaer.

Note:

(1)	In aggregate, HIVE has approximately 41,800 ASIC Miners in active operation as of the date hereof.

Custodial services for digital currencies

HIVE does not self-custody its digital currencies. The Company holds its digital currencies in secure storage wallets, with Fireblocks Inc. ("Fireblocks"), which is headquartered in New York, and also at Bank Frick ("Bank Frick" and together with Fireblocks, the "Custodians"), which is headquartered in Liechtenstein. The Custodians are responsible only for safeguarding the cryptocurrency assets of the Company. Neither the Company nor the Custodians process cryptocurrency asset payments for the Company or for others. Neither of the Custodians uses a sub-custodian and neither is a related party of the Company. Bank Frick is regulated by the Liechtenstein financial market authority and is the foreign equivalent of a Canadian financial institution (as that term is defined in National Instrument 45-106 - Prospectus Exemption). The Company is not aware of anything with regards to the Custodians' operations that would adversely affect the issuer's ability to obtain an unqualified audit opinion on its audited financial statements. As at August 31, 2024, the percentages of the Company's cryptocurrency assets held by Fireblocks and Bank Frick were approximately 99% and 1%, respectively. As at August 31, 2024, the quantity and dollar value of the Company's Bitcoin cryptocurrency assets (which compose over 99% of the Company's entire digital currency assets) were 2,567 Bitcoin, with a market value of approximately US$151.4 million.

The Company has conducted due diligence on its Custodians and has not identified any material concerns. It routinely reviews and verifies its asset balances on public blockchain explorers. In order to monitor Fireblocks, the Custodian at which the large majority of the Company's assets are held, the Company relies on system and organization controls provided by a SOC 2 Type II report, undertaken by an independent audit firm. Management of the Company is not aware of any security breaches or other similar incidents involving either of the Custodians which resulted in lost or stolen cryptocurrency assets. In the event of an insolvency or bankruptcy of the Custodians, the Company would write off as losses any unrecoverable cryptocurrency assets.

The Company has chosen to continue to use Bank Frick as custodian due to its track record in the industry. Bank Frick has acted as custodian for the Company since its early stages and was one of the few institutions that readily accepted cryptocurrency companies in Europe after changes in Switzerland greatly limited banks from operating in the cryptocurrency industry. In addition, Bank Frick permits the Company to maintain accounts in both fiat currency as well as cryptocurrency, and consequently, upon sales of cryptocurrency, the proceeds can be deposited into the Company's account with Bank Frick that is denominated in US dollars.

Fireblocks was chosen as the Company's second and primary custodian after they had announced in December 2019 that they had completed an examination and received a SOC 2 Type II certification. In general, a SOC 2 Type II certification is issued by an outside auditor and evaluates the extent to which a vendor complies with five trust principles based on the systems and processes in place. These five principles include the following (collectively, the "Trust Services Criteria"):

  "Security", which addresses the safeguarding of system resources and assets against unauthorized access;
  "Availability", which addresses the accessibility of the system as stipulated by the applicable service agreement between vendor and customer;
  "Processing Integrity", which addresses whether or not a system achieves its purpose;
  "Confidentiality", which addresses whether access and disclosure of data is restricted to a specified set of persons or organizations; and

  "Privacy", which addresses the system's collection, use, retention, disclosure and disposal of personal information in conformity with an organization's privacy notice.

The most recent SOC 2 Type II certification received by Fireblocks was based on an examination of its platform for the period from September 1, 2022 to August 31, 2023 (the "2023 SOC 2 Report"). The 2023 SOC 2 Report concluded that the controls implemented by Fireblocks were suitably designed to meet Fireblocks' service commitments and system requirements based on the applicable Trust Services Criteria. As a result of their nature however, the controls implemented by a service organization such as Fireblocks may not always operate effectively or continue to meet the applicable Trust Services Criteria. It is impossible to predict the future applicability of any evaluation regarding the suitability of design or operating effectiveness of the controls used by Fireblocks, as these are subject to the risk that the systems or controls used may change or become ineffective. Additionally, the conclusion of the 2023 SOC 2 Report is based on the assumption that the controls in place were effectively applied by user entities and any subservice organizations engaged by Fireblocks, which may not always be the case.

As of the date hereof, the Company's only material custodian is Fireblocks. The Company relies primarily on Fireblocks as it compiles documented controls that can be provided to the Company, such as the SOC 2 Type II certification, which are viewed as instrumental in providing verification to third parties that appropriate controls have been put in place.

Fireblocks is a wallet infrastructure provider and a digital asset security firm which was backed in its early stages by the investment arm of Fidelity International Ltd. Fireblocks utilizes multi-party computation technology to secure private keys to assist its customers to securely self-custody and transfer cryptocurrency assets among counterparties, and consequently, does not directly hold the Company's cryptocurrency inventory. Fireblocks stores two of the Company's three key shares on servers located in the United States and operated by Microsoft Azure, a cloud computing service operated by Microsoft Corporation, and International Business Machines Corporation; the Company maintains the third key share in the secure enclave of authorized user's mobile devices. All three key shares are required in order to execute a transfer of cryptocurrency from the secure storage wallet.

As at August 31, 2024, the Company had elected to maintain 99% of its cryptocurrency with Fireblocks primarily due to the comfort provided by the SOC 2 Type II certification undertaken by an independent audit firm, and for which Fireblocks undergoes a review on an annual basis. Such reports are not applicable to Bank Frick or other large cryptocurrency custodians at this time. The Company reviews the SOC 2 Type II report to ensure it maintains a secure technology infrastructure and the security systems designed to safeguard cryptocurrency assets are operating effectively. To date, the Company has not identified any material concerns based on its review of the SOC 2 Type II report.

Fireblocks also maintains an insurance policy which covers technology, cyber, and professional liability, and has received an "A" rating by A.M. Best based on the strength of the policy. The Company is not aware of any security breaches or incidents involving Fireblocks, or of any other limitations on Fireblocks's insurance.

The Company further believes that the SOC 2 Type II certification better addresses the commentary of the Canadian Public Accountancy Board and the Canadian Securities Administrators continuing review and guidance in respect of custodial controls and security of cryptocurrency assets.

The Company has not been able to insure its mined digital currency, nor do either of the Custodians maintain any insurance over the cryptocurrency assets they hold, as of the date hereof. The Company views the risk of loss or theft as low, as its assets are maintained in secure storage with its Custodians. Given the novelty of digital currency mining and associated businesses, insurance of this nature is generally not available, or uneconomical for the Company to obtain which leads to the risk of inadequate insurance cover. Further information regarding the Company and its business is set out in the 2024 AIF and 2024 MD&A, all of which are incorporated by reference herein.

Fireblocks License Agreement

The commercial relationship between the Company and Fireblocks is governed by a license agreement entered into on September 28, 2020 (the "Fireblocks License Agreement"). Pursuant to the terms of the Fireblocks License Agreement, the Company is entitled to a non-exclusive, non-sublicensable, and non-transferable license to access the custodial services provided by Fireblocks. Specifically, these services include a cryptocurrency wallet that stores private and public keys, interacts with various blockchains and enables the Company to monitor its balances of assets, as well as a number of optional services the Company may opt-in to from time to time. A full list of the optional services can be found in Appendix A of the Fireblocks License Agreement which has been posted to the Company's SEDAR profile. The Fireblocks License Agreement has been renewed with the current agreement expiring on September 28, 2024.

Either the Company or Fireblocks may terminate the Fireblocks License Agreement at any time by giving written notice if the other party is in breach or default of any material provision, and fails to cure the breach or default within thirty (30) days after being given such notice. If the Company does not pay two consecutive monthly invoices, Fireblocks may suspend, block and/or restrict the Company's access to the system upon providing ten (10) days prior notice of such suspension or termination to the Company.

Coincover

In January, 2023, the Company and Fireblocks entered into a Letter Agreement for the provision of additional services contemplating disaster recovery procedures through Digital Asset Services Ltd (trading as "Coincover") a third-party provider which covers until February 18, 2025. The Company has implemented these services provided by Coincover, effective February 10, 2023.

Coincover use secure Amazon Web Services enterprise storage solutions to store the encrypted backup shards provided by Fireblocks (the recovery package). Coincover also stores, in offline vaults, the RSA private key used in the decryption of the recovery package. These are stored offline in secure facilities on certified FIPS 140-2 Level 3 devices (tamper proof, hardware encrypted).

There are multiple locations, geographically separated for redundancy. All devices are tested on a regularly basis at a minimum quarterly. Coincover employs a strict confidentiality policy around the process, locations and personnel. Duties are segregated ensuring that multiple approved personnel are required to complete a recovery.

Through Coincover's services, HIVE will be able to, together with Coincover, recover lost private key shares held by Fireblocks and/or the Company, in order to have full access to the entire private key share. In addition, HIVE will consent to Fireblocks sharing with Coincover a disaster recovery passphrase, which shall serve as an additional passphrase that is held by Coincover to allow HIVE to recover its private key share.

Offering of HPC Services

The Company has also commenced an expansion into the high-performance computing ("HPC") space through the conversion of certain graphics processing units ("GPU") cards into an on-demand GPU cloud service for companies operating in the Artificial Intelligence ("AI") industry. This cloud service allows users to access a virtual instance of single or multiple GPUs, in order to provide an array of computing power. The Company's primary aim at this time is to provide HPC services to small and medium-sized AI businesses with an efficient and cost-effective alternative with substantial savings from the major cloud service providers. See the 2024 AIF under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Three Year History - Fiscal 2024 - Growth of HPC Business using GPU compute for AI revenues".

Term Loan

As disclosed in Note 14 of the 2024 Annual Financial Statements, the Company acquired a $11 million (C$13.6 million) term loan in connection with the acquisition of GPU Atlantic in 2022. The facility bears interest at 3.33% per annum and had a maturity date of June 30, 2024. Approximately C$6.82 million (the "Outstanding Loan Amount") of the term loan was outstanding as at June 30, 2024. C$4.20 million of the Outstanding Loan Amount was renewed for a 1-year term bearing interest of 5.31% per annum; C$2.62 million of the Outstanding Loan Amount was renewed for a 2-year term bearing interest at 5.15% per annum.

Paraguay Expansion

On July 22, 2024, the Company announced that it intends to construct a 100MW data center facility located in Paraguay. On July 31, 2024, the Company announced that it had entered into a share purchase agreement (the "Paraguay SPA") among Paraguay Digital Ltd. ("HIVE Paraguay"), a wholly-owned subsidiary of the Company, and the owners of W3X SA ("W3X"); and (ii) a construction agreement (the "Paraguay Construction Agreement") among the newly acquired Company, W3X, and a local contractor BIT7EVEN SA (the "Contractor"). Management currently anticipates that it will cost approximately US$56 million to construct the facility and approximately US$115 million to acquire ASIC Miners to fully operationalize the facility.

Pursuant to the Paraguay SPA, the Company and HIVE Paraguay will acquire from the Vendors all of the issued and outstanding shares of W3X in consideration for cash of 100 million Paraguayan Guarani (approximately USD$13,000). W3X holds a power contract for the provision of 100 MW of power until December 31, 2027.

Pursuant to the Paraguay Construction Agreement, the Contractor shall design and construct facilities specified for operation of data centres, located on specific sites in Paraguay. The Contractor shall have thirty days from the date of the Paraguay Construction Agreement to prepare and deliver a work plan to HIVE. HIVE is still awaiting the project budget. Upon receipt, HIVE shall have twenty business days to approve or request modifications to the work plan and costs (which shall be paid wholly in cash, in installments). In the event that the Contractor cannot procure the real property on which the sites are to be located, W3X can terminate the Paraguay Construction Agreement without penalty. HIVE may terminate the Paraguay Construction Agreement on fifteen days' notice, shall be required to pay a break fee of USD$2,150,000, but it shall not be required to pay any other amounts in connection with the termination. In the event that the Contractor terminates the Paraguay Construction Agreement, they shall pay a break fee to HIVE of not less than USD$500,000.

Hive has identified a site next to one of the principal substations administered by the Paraguayan National Administration of Electricity ("ANDE"). As described above, HIVE has entered into agreements to construct a facility on this site and the Company currently remains in the preliminary planning stages for such facility. The contracted rate for the supply of energy was issued at $0.039 per kWh; however, in June 2024, ANDE imposed a 14% price increase by way of resolution, bringing the energy cost to $0.044 per kWh. The industry is lobbying the government to revoke the recent increase. See "RISK FACTORS - General Risk Factors - Energy Tariffs in Paraguay".

Previous Financings

2021 At-the-market Financing

Pursuant to the prospectus supplement dated February 2, 2021 to the short form base shelf prospectus dated January 27, 2021 (which was subsequently amended on January 4, 2022) and an equity distribution agreement dated February 2, 2021 (the "2021 Distribution Agreement") between the Company and Canaccord Genuity Corp. ("Canaccord"), the Company established an at the market financing in Canada and raised an aggregate of US$99,499,217.

2022 Special Warrant Financing

Pursuant the prospectus supplement dated January 7, 2022 to the amended and restated short form base shelf prospectus dated January 4, 2022, the distribution of 19,170,500 units of the Company issuable without any additional payment upon the automatic exercise of 19,170,500 special warrants was qualified (the "Special Warrant Financing"). The Company raised an aggregate of C$115,023,000 under the Special Warrant Financing.

2022 At-the-market Financing

Pursuant to the prospectus supplement dated September 2, 2022 to the amended and restated short form base shelf prospectus dated January 4, 2022 and an equity distribution agreement dated September 2, 2022 (the "2022 Distribution Agreement") between the Company and H.C. Wainwright & Co. ("H.C. Wainwright"), the Company established an at the market financing in the United States (the "2022 ATM Financing"). Pursuant to the 2022 ATM Financing, the Company distributed Common Shares from time to time through H.C. Wainwright, as agent, for the distribution of Common Shares pursuant to the offering of Common Shares in accordance with the terms of the 2022 Distribution Agreement (the "2022 ATM Program"). Sales of Common Shares in the 2022 ATM Financing were deemed to be "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions ("NI 44-102"). On February 7, 2022, the Company terminated the 2022 ATM Program. The Company sold an aggregate of 1,306,474 Common Shares at prevailing market prices for gross proceeds of US$3,941,736, and the Company paid a commission in the aggregate of US$118,252 to H.C. Wainwright, pursuant to the 2022 ATM Program.

2023 At-the-market Financing

Pursuant to the amended and restated prospectus supplement, amending and restating the prospectus supplement dated August 17, 2023 to the short form base shelf prospectus dated May 1, 2023 and amended and restated equity distribution agreement dated August 17, 2023 (the "Amended 2023 Distribution Agreement") with Canaccord Genuity LLC, Canaccord Genuity Corp. and Stifel Nicolaus Canada Inc. (collectively, the "Agents"), the Company established an at the market financing in Canada and the United States (the "Amended 2023 ATM Financing"). Pursuant to the Amended 2023 ATM Program, the Company distributed Common Shares from time to time through the Agents, for the distribution of Common Shares pursuant to the offering of Common Shares in accordance with the terms of the Amended 2023 Distribution Agreement (the "Amended 2023 ATM Program"). Sales of Common Shares in the Amended 2023 ATM Financing were deemed to be "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions ("NI 44-102"). As at March 31, 2024, the Company sold an aggregate of 14,986,724 Common Shares at prevailing market prices for gross proceeds of US$59,500,000, and the Company paid a commission in the aggregate of US$1,800,000 to the Agents, pursuant to the Amended 2023 ATM Program. As of the date of hereof, the Company has sold an additional aggregate of 12,534,457 Common Shares at prevailing market prices for gross proceeds of US$37,348,000, and the Company paid a commission in the aggregate of US$1,120,000 to the Agents, pursuant to the Amended 2023 ATM Program.

2023 Special Warrant Financing

Pursuant the short form prospectus dated January 30, 2024, the distribution of 5,750,000 units of the Company issuable without any additional payment upon the automatic exercise of 5,750,000 special warrants was qualified (the "2023 Special Warrant Financing"). The Company raised an aggregate of C$28,750,000 under the 2023 Special Warrant Financing.

Revenue and Profitability of HPC Hosting

The Company has reported the revenue and profitability of its HPC hosting operations in the 2024 MD&A under the heading "Consolidated Results of Operations on a Quarterly Basis". In Q3 2024, the Company achieved revenues from its HPC hosting operations of approximately $1.1 million, against cost of goods sold of approximately $1.2 million. In Q4 2024, the Company achieved revenues from its HPC hosting operations of approximately $1.8 million, against cost of goods sold of approximately $1.6 million. In Q1 2025, the Company achieved revenues from its HPC hosting operations of approximately $2.6 million, against cost of goods sold of approximately $2.0 million.

2024 Bitcoin Halving

Impact of the 2024 Bitcoin Halving

The 2024 Bitcoin Halving reduced the block reward from 6.25 BTC to 3.125 BTC. All things being equal, this has decreased the amount of Bitcoin a Miner earns for the same amount of computational effort, which could lead to reduced revenue unless it is offset by at least the following factors: (i) a rise in Bitcoin's price; (ii) a decrease in the Bitcoin network "difficulty" ("Difficulty"); and (iii) an increase in network transaction fees.

Increased usage of the Bitcoin network could result in higher transaction fees, which miners earn in addition to block rewards; this could partially offset the reduced block rewards. Reduced revenue from mining could decrease HIVE's operating cash flow.

HIVE's generated 449 Bitcoin in the quarter ended June 30, 2024 compared to 658 Bitcoin in the quarter ended March 31, 2024, which management believes was primarily a result of the 2024 Bitcoin Halving. The Company prepared for this Halving by upgrading its ASIC miners in the months leading up to and after the Halving, contributing to the positive results for this recent quarter reported. For the 90 days immediately preceding April 20, 2024 (being the date of the 2024 Bitcoin Halving), the Bitcoin network had an average Difficulty of approximately 80.1 trillion and an average price of approximately USD$58,566; for the 90 days immediately following April 20, 2024, the Bitcoin network had an average Difficulty of approximately 83.8 trillion and an average price of approximately USD$64,301.1 The Company is continuing to assess all of the impacts of the 2024 Bitcoin Halving.

Potential Impact of the Anticipated 2028 Bitcoin Halving on the Company's Strategy and Financial Performance

The 2028 halving will further reduce block rewards to 1.5625 BTC. As was the case for the 2024 Bitcoin Halving, HIVE's financial performance will heavily depend on the prevailing Bitcoin market price, Difficulty, and transaction fees. All other things being equal, upon the 2028 Bitcoin Halving, Bitcoin price appreciation or a rise in transaction fees would be necessary to maintain or improve revenue levels. However, in the event that the Bitcoin price increases, it is expected that Difficulty will also increase, which would negatively impact revenues. Mining of Bitcoin is subject to very low barriers to entry. Bitcoin mining machines are readily available to both large-scale commercial operations and individual purchasers. Operators need only monitor the prevailing Bitcoin price, network Difficulty, and their cost of energy (plus the fixed cost of hardware) in order to determine whether it is profitable to conduct mining operations, all tasks which are easily automated. Consequently, the Company anticipates that the industry will be subject to continued fierce competition.

By 2028, HIVE is expecting to diversify its operations into industry segments other than cryptocurrency mining in order to mitigate some of the risks associated with the 2028 Bitcoin Halving. This could include direct and/or indirect investment into HPC and AI computing and offering traditional data center services.

RISK FACTORS

Investing in the Company's securities is speculative and involves a high degree of risk due to the nature of the Company's business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially and adversely affect the Company's future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business or financial results, each of which could cause purchasers of the Company's securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect the Company's business, financial condition, results of operations and prospects. You should also refer to the risk factors and other information set forth or incorporated by reference in this prospectus or any applicable prospectus supplement, including the Company's 2024 AIF and the 2024 MD&A and annual financial statements, and the related notes. A prospective investor should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this prospectus.

Discussions of certain risks affecting the Company in connection with the Company's business are provided in our annual and interim disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this prospectus.

1 https://www.blockchain.com/explorer/charts/difficulty.

General Risk Factors

International conflict

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity, energy, and financial markets. Russia's recent invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action, any of which may have a destabilizing effect on commodity prices and global economies more broadly. The extent and duration of the current Russian-Ukrainian conflict and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this prospectus supplement, including those relating to commodity price volatility and global financial conditions. The situation is rapidly changing and unforeseeable impacts may materialize and may have an adverse effect on our business, results of operation and financial condition.

Energy Tariffs in Paraguay

The Company has recently announced plans to construct a datacenter facility located in Paraguay (the "HIVE Paraguay Facility"). The success and profitability of this facility will depend largely on the cost of electricity. In June 2024, the Paraguayan National Administration of Electricity ("ANDE") announced a 14% increase in energy tariffs. It is currently expected that the increase in the energy tariffs will contribute to an increase in operational costs and negatively impact the potential profitability of the HIVE Paraguay Facility. The development of the HIVE Paraguay Facility is currently in the preliminary stages, and management of the Company cannot accurately predict the potential impact of the tariff increase on the Company at this time.

There is a risk that energy tariffs in Paraguay could be subject to further increases by ANDE. These increased costs may not be fully recoverable through increases in the price of our services, which could have a material adverse effect on our business, financial condition, and results of operations. Prospective investors should carefully consider the potential impact of such increases in energy tariffs when evaluating an investment in the Company.

Development and Growth of the HIVE Paraguay Facility and other Infrastructure Projects

The development of the HIVE Paraguay Facility and any other development and growth projects that HIVE may undertake in the future are and may continue to be subject to execution and capital cost risks, including, but not limited to, risks relating to regulatory approvals; financing and availability of financing; cost escalations; cash flow constraints; construction delays; supply chain constraints; skilled labor and capital constraints; mechanics and other liens; cost reduction plans and strategic reviews. The HIVE Paraguay Facility in particular remains in its preliminary planning stage and it is not yet known what, if any, risks or obstacles may occur during the subsequent planning and construction stages. The occurrence of any of the foregoing risks may have a material adverse effect on HIVE, its liquidity and financial condition, its ability to operate, its workforce and its cash flows.

Anticipated 2028 Bitcoin Halving

The "minting" of new Bitcoin is part of the mining process. Each time a block is created, the first transaction in the block issues a certain number of Bitcoin to the Miner who created the block. Every 210,000 blocks, or roughly every 4 years, the amount of Bitcoin issued to miners in the transaction is cut in half. This is called "block reward halving" or "halving". Each halving event may have a potential deleterious impact on the Company's profitability, as fewer Bitcoin will be rewarded for each new block recorded. Based on the fundamentals of Bitcoin mining and historical data on Bitcoin prices and the network Difficulty rate after a halving event, it is unlikely that the network Difficulty rate and price after the halving event would remain at the prevailing level prior to the halving event, when Bitcoin rewards per block are halved; this may offset some of the impact of the halving event. Nevertheless, there is a risk that a future halving event may render the Company unprofitable and unable to continue as a going concern.

The most recent halving event occurred on April 20, 2024 when the block reward decreased from 6.25 Bitcoin to 3.125 Bitcoin, which means that currently there are only 450 newly minted Bitcoin issued per day. Accordingly, the next halving event is expected to occur in 2028 (the "2028 Bitcoin Halving"). See "AVAILABLE INFORMATION - 2024 Bitcoin Halving".

Risks Related to the Offering of Securities

Discretion over use of proceeds

The Company intends to allocate the net proceeds it will receive from an offering as described under "USE OF PROCEEDS" in this prospectus and the applicable prospectus supplement; however, the Company will have discretion in the actual application of the net proceeds. The Company may elect to allocate the net proceeds differently from that described in "USE OF PROCEEDS" in this prospectus and the applicable prospectus supplement if the Company believes it would be in the Company's best interests to do so. The Company's investors may not agree with the manner in which the Company chooses to allocate and spend the net proceeds from an offering. The failure by the Company to apply these funds effectively could have a material adverse effect on the business of the Company.

Absence of a public market for certain of the securities

There is no public market for the debt securities, warrants, subscription receipts, securities purchase contracts or units and, unless otherwise specified in the applicable prospectus supplement, the Company does not currently intend to apply for listing of the debt securities, warrants, subscription receipts, securities purchase contracts or units on any securities exchanges. If the debt securities, warrants, subscription receipts, securities purchase contracts or units are traded after their initial issuance, they may trade at a discount from their initial offering prices depending on prevailing interest rates (as applicable), the market for similar securities and other factors, including general economic conditions and the Company's financial condition. There can be no assurance as to the liquidity of the trading market for the debt securities, warrants, subscription receipts, share purchase contracts or units, or that a trading market for these securities will develop at all.

Unsecured debt securities

The Company carries on its business through corporate subsidiaries, and the majority of its assets are held in corporate subsidiaries. The Company's results of operations and ability to service indebtedness, including the debt securities, are dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiaries to the Company in the form of loans, dividends or otherwise. Unless otherwise indicated in the applicable prospectus supplement, the Company's subsidiaries will not have an obligation to pay amounts due pursuant to any debt securities or to make any funds available for payment on debt securities, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to the Company by its subsidiaries may be subject to statutory or contractual restrictions. Unless otherwise indicated in the applicable prospectus supplement, the indenture governing the Company's debt securities is not expected to limit the Company's ability or the ability of its subsidiaries to incur indebtedness. Unless otherwise indicated in the applicable prospectus supplement, such indebtedness of the Company's subsidiaries would be structurally senior to the debt securities. As such, in the event of the liquidation of any subsidiary, the assets of the subsidiary would be used first to repay the obligations of the subsidiary, including indebtedness and trade payables, prior to being used by the Company to pay its indebtedness, including any debt securities. See "Description of Debt Securities".

Effect of changes in interest rates on debt securities

Prevailing interest rates will affect the market price or value of any debt securities. The market price or value of any debt securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Effect of fluctuations in foreign currency markets on debt securities

Debt securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity restrictions in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

Trading price of Common Shares and volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur, and the trading price of the Company's shares may be subject to large fluctuations and may decline below the price at which an investor acquired its shares. The trading price may increase or decrease in response to a number of events and factors, which may not be within the Company's control nor be a reflection of the Company's actual operating performance, underlying asset values or prospects. Accordingly, investors may not be able to sell their securities at or above their acquisition cost.

Forward looking statements

Some statements contained in this prospectus are not historical facts, but rather are forward looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of results, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, delays in development activities, political risks, the inherent uncertainty or production fluctuations and failure to obtain adequate financing on a timely basis.

USE OF PROCEEDS

Unless we otherwise indicate in a prospectus supplement relating to a particular offering, we currently intend to use the net proceeds from the sale of our securities for general corporate and working capital requirements, including to fund ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, to complete future acquisitions, including procuring cryptocurrency mining equipment and acquiring or expanding facilities to operate the servers and computer equipment, or for other corporate purposes as set forth in the prospectus supplement relating to the offering of the securities.

We have set milestones in terms of growth which we intend to achieve in the coming years, which includes our intention to expand our HPC business unit. This which will require capital expenditures such as high-performance server racks in additions to any custom infrastructure which may be required to provide services to prospective customers.

Our core business includes sourcing clean energy to sell computational power for Bitcoin mining. We regularly review opportunities, which may include opportunities to procure sites that have been partially constructed with additional capacity that may be developed as an expansion project, for which funding for the construction cost would be required.

More detailed information regarding the use of proceeds from the sale of securities, including any determinable milestones at the applicable time, will be described in a prospectus supplement. We may also, from time to time, issue securities otherwise than pursuant to a prospectus supplement to this prospectus. All expenses relating to an offering of securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of such securities, unless otherwise stated in the applicable prospectus supplement.

During the financial year ended March 31, 2024, the Company had positive annual cash flow from operations. However, the Company expects cash flow from operations to potentially be unstable until the level of activity in its respective relevant business areas increases sufficiently. The Company's cash flow from operations may be affected in the future by the investment it is making to continue to develop its products and services. In the event that the Company experiences negative operating cash flow, among other things: (i) the Company may reduce expenses, or (ii) the Company may sell some of its assets to generate sufficient cash to meet its obligations as they come due. If necessary, the proceeds from the sale of securities may be used to offset any such negative operating cash flow.

In addition, the operations of the Company may be adversely impacted by pandemics and the Company may exercise its discretion in the use of proceeds. In particular, previous pandemics have reduced the availability of and affected the timing of delivery of mining equipment. It has also reduced the mobility of the Company's technical personnel and access to the Company's data centers. Further, when mining equipment does become available, the Company anticipates that it may be subject to increased equipment costs and increased shipping costs, in each case attributable to supply chain disruption caused by pandemics. See "RISK FACTORS - Risks Related to the Offering of Securities - Discretion over use of proceeds."

Business Objectives and Milestones

The Company's business objectives are to increase shareholder value and continue its operations as one of the globally diversified publicly traded data center companies with a focus on digital asset mining and HPC, primarily powered by green energy. The Company's expectations are based on significant assumptions and are subject to significant risks. Readers should carefully review the Use of Proceeds section of this prospectus and should also read the discussions under the headings "CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS" and "RISK FACTOR".

The following are the milestones set out by the Company as of the date hereof:

  The Company has been reviewing sites for potential expansion opportunities. Expansion into both existing and new jurisdictions serve two purposes: first, it diversifies the Company's business operations, mitigating certain regulatory risks that are associated with more focused operations; second, it allows the Company to deploy its resources, including capital, labour, and equipment, more efficiently. The Company intends to satisfy this milestone with the construction of the 100 MW facility to be located in Paraguay at a cost of approximately US$56 million.

In addition, the Company intends to acquire approximately 28,200 S21 Pro Miners (or equivalent spec) at a cost of approximately US$115 million to be delivered and installed at the facility in Paraguay. The Company's target date for the initial energizing of the site is October 31, 2025. The Company anticipates that it will be able to achieve a break-even point on the investment of approximately 750 days on infrastructure and equipment.2

The profitability of the Planned Paraguay Facility will be dependent on many factors, including, but not limited to, the prevailing economics of the Bitcoin network and marketplace at the time of completion of construction, government regulation, and availability of power at commercially economic rates. Management currently anticipates that the Planned Paraguay Facility will establish its economic break-even point prior to the 2028 Bitcoin Halving (as defined below). See "RISK FACTORS - General Risk Factors - Energy Tariffs in Paraguay" and "RISK FACTORS - General Risk Factor".

  In addition to the Planned Paraguay Facility, the Company has been evaluating opportunities in Canada to develop a data center for an approximately 8 MW site. It is contemplated that the total cost to acquire and develop a site, including purchase of equipment, could be approximately CAD$130M. There can be no guarantee that the Company proceeds with the development of such a site on these terms or at all.
  The Company is undergoing an upgrade of its fleet of equipment. As of June 2024, the Company has approximately 1,100 ASIC Miners in Sweden which are operating at approximately 38 J/TH (or less efficiency, meaning higher than 38 J/TH). All other 38 J/TH ASIC miners have been unplugged and replaced with higher efficiency ASIC miners. All units from the December 2023 Order, June 2024 Order, and July 2024 Order have been fully funded and delivered.

2  The basis for this calculation is as follows: 28,200 S21 Pro Miners generate approximately 6,600 PH/s in aggregate computational power. The average "hashprice" (being the expected value of 1 PH/s of hashing power per day) for the period from the 2024 Bitcoin Halving to August 1, 2024 has been approximately $50/PH/day. Assuming similar economics, we can estimate a 750 day break-even. In a pessimistic scenario of an average hashprice of $40/PH/day, the Company would expect to achieve a break-even period of approximate 1,050 day. In an optimistic scenario with an average hashprice of $60/PH/day, the break-even period would be approximately 580 day breakeven.

Continuously upgrading existing ASICs is part of the Company's strategy to navigate the now completed Halving of Bitcoin rewards on April 20, 2024 (the "2024 Bitcoin Halving") and future Halving events. The upgrade of ASIC Miners globally can be accomplished with an investment of approximately $12.0 million for each 10 MW of new generation ASICs.

During the year ended March 31, 2024, the Company and its manufacturing partner, in collaboration with Intel, has completed its deliveries totaling approximately 12,300 new BuzzMiner units, which added 1,290 PH/s to the Company's operating hashrate. The cost to manufacture the BuzzMiner units were competitive at the time when the BuzzMiner units were ordered and delivered. During this period, large ASIC distributors were offering ASIC Miners at a price up to of approximately $45-$90 per TH. The Company placed orders for the manufacture of 5,800 BuzzMiner units at a competitive prices, which when blended to include the Intel chips and the manufacturing is estimated to $10-45 per TH, depending on the timing of the order.

When HIVE entered into the manufacturing agreements for the BuzzMiners, unit cost were significantly less on a per TH basis and provided greater price stability than what was on the market. Subsequently, Intel terminated their ASIC chip division and the price per TH for ASIC chips has decreased to approximately to under $25 per TH as of Q1 2023.

  The Company previously expressed its intent to expand its HPC line of operations by a factor of 10, which meant the approximately 450 GPUs which were operating in the Company's beta test in early calendar year 2023 would be expanded to 4,800 GPUs operating in the HPC business unit. The Company for the three month period ended June 30, 2024, achieved a run-rate revenue of $10.4 million per year from its HPC business with GPUs, which successfully meets the Company's interim goal of $10 million of annualized run-rate revenue.3,4

The Company notes that it has 4,800 Nvidia A-series GPUs installed in Tier 3 data centers (composed of A40, A6000, A5000 and A4000 cards) operating in SuperMicro servers, additionally the Company has 96 Nvidia H100 GPUs operating in Dell servers; the total capital expenditures to acquire the 480 SuperMicro servers was approximately $6.5 million (each SuperMicro server houses 10 Nvidia GPUs and thus this is how the Company has converted 4800 Nvidia A-series GPUs to HPC) and purchased 12 Dell servers each with 8 Nvidia H100 GPUs (thus a total of 96 Nvidia H100 GPUs operational for HPC) was approximately $3.4 million.

Currently, if the 4,800 A-series GPUs and the 96 H100 GPUs were all rented at prevailing market rates with 75% utilization5, the Company expects that it could realize $20 million of net annualized run-rate revenue after revenue share with the Company's affiliate GPU market places (or approximately $26 million of gross revenue before revenue share with the Company's affiliate GPU market places).6 Since the Company uses a business-to-business model, it does not control the customer engagement and marketing of the marketplace platforms where the GPUs are rented, therefore the Company notes that while this is a high-margin business, there can be fluctuations in the demand outside of the Company's control. The Company believes that HPC has the potential to be the most profitable and highest revenue generating use of its access to power.

3  The Company calculates run-rate revenue on an annual basis by multiplying the revenue realized per week times 52 weeks per year. As context dictates, the Company may calculate run-rate revenue on an annual basis by multiplying the realized revenue per day times 365 days per year, or per quarter times four quarter per year.

4 Calculated by taking the revenue for the three-month period ended June 30, 2024 of $2.6 million multiplied by four quarters/year.

5  The Company has been able to earn approximately $0.79/hour/card for its 4,000 "A-40" GPU cards, $0.44/hour/card for its 800 "A-5000" GPU cards, and $4.79/hour/card for the 96 "H100" GPU cards. The Company estimates that on average, the rental utilization (i.e. the percentage of time its cards are being rented) is approximately 75%, and the Company retains approximately 80% of the gross revenues on sales with the remaining 20% of the gross revenues being paid to partner marketplaces.

6 The Company is using the benchmarks of its 4,800 A-series GPUs and the 96 H100 GPUs and 75% utilization based on indicative hourly GPU rental pricing from the Company's affiliate GPU marketplaces; however, there is considerable variance observed in empirical data, especially as more GPUs are brought online. These percentages are provided for illustrative purposes, and there can be no guarantee that it will be able to rent all 4800 A-series GPUs at a constant 75% utilization in the future. Annualized run-rate revenue includes the revenue from all GPU cards; annualized net run-rate revenue includes only the share of revenue that HIVE realizes (i.e. after excluding the revenue share with the Company's affiliate GPU market places).

While the Company previously purchased 38,000 data-center grade Nvidia GPUs which are capable of HPC, the Company must procure data center grade servers in order to operate them. Each data center grade server can operate 10 GPUs, therefore the Company purchased 480 SuperMicro servers, capable of operating 4,800 Nvidia A-series GPUs to enable them to have HPC capability. Currently the Company is operating 4,800 of the Nvidia A-Series GPUs, and 96 Nvidia H100 GPUs. The Company has elected to sell some Nvidia A-Series GPUs which are not being used for HPC, to realize a positive return on investment from the sales price combined with the operating income of these GPU cards during their lifecycle.

  The Company intends to upgrade the HIVE New Brunswick Facility and the HIVE Sweden Facility to Tier 3 HPC data centers. It is currently estimated that the cost to upgrade the infrastructure for the initial 2 MW of power (of the total capacity at each site) will be approximately C$10 million at each site, for a total cost of approximately C$20 million.
  As of the date hereof, the Company has placed orders to acquire a 64 node cluster of Nvidia H200 GPUs, along with InfiniBand and ethernet connections and storage capacity to conduct hosted GPU HPC operations at the Montreal Facility, but it has not yet taken delivery or paid for such equipment. It is currently estimated that the aggregate cost to configure the Monreal Facility and acquire, install, and deploy the equipment will be approximately $25.65 million.
  The Company intends to increase its global installed hashrate from 5.5 EH/s as of the date of hereof to 12.1 EH/s once the 100 MW facility in Paraguay is completed. See "USE OF PROCEEDS - 2022 Business Objectives and Milestones".

2022 Business Objectives and Milestones

The Company previously disclosed certain business objective and milestones in its amended and restated short form base shelf prospectus dated January 4, 2022 (the "January 2022 Prospectus"). As previously announced or disclosed by the Company, these business objectives and milestones have now been either completed, achieved, or superseded by other business objectives and milestones. See "USE OF PROCEEDS - Business Objectives and Milestones".

In the January 2022 Prospectus, the Company disclosed that it was targeting a mining capacity of 10.0 EH/S by the end of the calendar 2022 year at an aggregate cost of $500 million. The Company achieved mining capacity of 5.0 EH/s in April 2024 at an aggregate cost of $107 million, and achieved 5.5 EH/s of mining capacity as of August 12, 2023 after the Company's recent purchases of new ASIC miners were delivered, and installed in the existing infrastructure. The Company has revised this target to 12.1 EH/s of Bitcoin cloud mining capacity by December 31, 2025, from its current 5.5 EH/s. The Company estimates that its revised target of an additional 6.1 EH/s with the 100MW facility the Company intends to construct in Paraguay. The Company anticipates that it will cost approximately an additional $171 million to achieve this target, composed of $115 million for ASIC miners and $56 million for construction of the facility. See "THE COMPANY - Paraguay Expansion".

2023 Business Objectives and Milestones

The following table sets forth the business objective and milestones contemplated by the amended and restated short form base shelf prospectus dated May 1, 2023, the progress of achieving these milestones, and a comparison of the actual costs spent against the estimated costs, other than those objective and milestones that the Company has previously announced or disclosed as having been completed or achieved.

Business Objective / Milestone	Status	Estimated Costs	Expenditures to Date
Upgrade fleet of ASIC Miners to an efficiency of 30 J/TH(1)	Complete, with more machines purchased than initially budgeted due to attractive deals in the market for low $/TH	$30 million	Approximately $31 million
Review sites for potential expansion opportunities with 40 MW of available power capacity	The Company recently acquired a 6MW site in Sweden in fiscal 2024 and signed a 100 MW PPA in Paraguay as announced in July 2024. The Company is continuing to evaluate further sites.	Revised to $75 million to $85 million	$2.3 million
Expand revenue from HPC line of operations by a factor of 10

All equipment required to complete this milestone is installed and operating, and as of the date hereof the Company has expanded the HPC line of operations by a factor of 10 (that is growing from $1 million to $10 million in annualized run-rate). The Company for the three-month period ending June 30, 2024 realized a revenue of $2.6 million from HPC revenue stream, which successfully meets the Company's interim goal of $10 million of annualized run-rate revenue.

		$5.3 million	$10.8 million

Note:

(1)	Note that there is considerable overlap between the goals of increasing efficiency, increasing hashrate, and acquiring new Miners.

CONSOLIDATED CAPITALIZATION

There have been no material changes to the Company's consolidated capitalization since the date of the Company's audited consolidated financial statements for the years ended March 31, 2024 and 2023 which have not been disclosed in this Prospectus or the documents incorporated by reference. The applicable prospectus supplement will describe any material changes and the effect of such material changes on the share and loan capitalization of the Company that will result from the issuance of Securities (as hereinafter defined) pursuant to each prospectus supplement.

PRIOR SALES

Information in respect of the Company's Common Shares that we issued within the immediately preceding twelve-month period, including Common Shares that we issued upon the exercise of stock options of the Company ("Options") and the Common Shares issuable upon the conversion of outstanding restricted share units of the Company ("RSUs") and warrants, will be provided as required in each prospectus supplement to this prospectus.

TRADING PRICE AND VOLUME

The Common Shares trade on the: (i) TSXV under the symbol "HIVE"; (ii) Nasdaq under the symbol "HIVE"; and (iii) FSE under the symbol "FO0.F". The Common Shares traded on the OTCQX until June 30, 2021, and on July 1, 2021, HIVE's Common Shares began trading on the Nasdaq. Trading price and volume information for the Company's securities will be provided as required in each prospectus supplement to this prospectus.

EARNINGS COVERAGE

If the Company offers debt securities having a term to maturity in excess of one year under this prospectus and any applicable prospectus supplement, the applicable prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.

DESCRIPTION OF SHARE CAPITAL

Overview

The authorized capital of the Company consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. As of the date hereof, there are 118,696,508 Common Shares and no preferred shares issued and outstanding.

In addition, as of the date of this Prospectus, there were: (i) 3,411,300 Common Shares issuable upon the exercise of outstanding stock options of the Company ("Options") at a weighted average exercise price of C$5.17; (ii) 3,788,156 Common Shares issuable upon the conversion of outstanding restricted share units of the Company ("RSUs"); (iii) 418,974 Common Shares issuable upon the conversion of convertible debentures outstanding at a conversion price of C$15.00; and (iv) 3,326,677 Common Shares reserved for issuance on exercise of 3,326,677 issued and outstanding Common Share purchase warrants of the Company with a weighted average exercise price of C$6.67, for a total of 10,945,107 Common Shares on a fully-diluted basis.

Common Shares

All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of the Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote).

Each Common Share carries the right to one vote. Subject to the rights, privileges, restrictions and conditions attached to the preferred shares of the Company, in the event of the liquidation, dissolution or winding-up of the Company, or upon any distribution of the assets of the Company among shareholders being made (other than by way of dividend out of monies properly applicable to the payment of dividends) the holders of the Common Shares are entitled to share equally.

Subject to the rights, privileges, restrictions and conditions attached to the preferred shares of the Company, the holders of the Common Shares are entitled to receive any dividends declared by the Company in respect of the Common Shares.

Any alteration of the rights attached to our Common Shares must be approved by at least two-thirds of the Common Shares voted at a meeting of our shareholders. Provisions as to the modification, amendment or variation of such rights or provisions are contained in the Company's articles and in the Business Corporations Act (British Columbia).

Preferred Shares

Preferred shares of the Company do not give the holders any right to receive notice of or vote at general or special meetings of the Company. As of the date of this Prospectus, no preferred shares were issued and outstanding.

DESCRIPTION OF DEBT SECURITIES

In this section describing the debt securities, the terms "Company" and "HIVE" refer only to HIVE Digital Technologies Ltd. without any of its subsidiaries.

The following description of the terms of debt securities sets forth certain general terms and provisions of debt securities in respect of which a prospectus supplement may be filed. The particular terms and provisions of debt securities offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the prospectus supplement filed in respect of such debt securities. Prospective investors should rely on information in the applicable prospectus supplement if it is different from the following information.

Debt securities may be offered separately or in combination with one or more other securities of the Company. The Company may, from time to time, issue debt securities and incur additional indebtedness other than through the issue of debt securities pursuant to this prospectus. Convertible debt securities offered under this prospectus may only be convertible into other securities of the Company.

The Company will deliver, along with this prospectus, an undertaking to the securities regulatory authority in each province and territory of Canada that the Company will, if any debt securities are distributed under this prospectus and for so long as such debt securities are issued and outstanding, file the periodic and timely disclosure of any credit supporter similar to the disclosure required under Section 12.1 of Form 44-101F1.

Any prospectus supplement offering guaranteed debt securities will comply with the requirements of Item 12 of Form 44-101F1 or the conditions for an exemption from those requirements and will include a certificate from each credit supporter as required by section 21.1 of Form 44-101F1 and section 5.12 of NI 41-101.

The debt securities will be issued under one or more indentures (each, a "Trust Indenture"), in each case between the Company and a financial institution or trust company organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee (each, a "Trustee").

The following description sets forth certain general terms and provisions of the debt securities and is not intended to be complete. The particular terms and provisions of the debt securities and a description of how the general terms and provisions described below may apply to the debt securities will be included in the applicable prospectus supplement. The following description is subject to the detailed provisions of the applicable Trust Indenture. Accordingly, reference should also be made to the applicable Trust Indenture, a copy of which will be filed by the Company with the securities commissions or similar regulatory authorities in applicable Canadian offering jurisdictions, after it has been entered into, and will be available electronically at www.sedar.com.

General

The applicable Trust Indenture will not limit the aggregate principal amount of debt securities that may be issued under such Trust Indenture and will not limit the amount of other indebtedness that the Company may incur. The applicable Trust Indenture will provide that the Company may issue debt securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be unsecured obligations of the Company.

The Company may specify a maximum aggregate principal amount for the debt securities of any series and, unless otherwise provided in the applicable prospectus supplement, a series of debt securities may be reopened for issuance of additional debt securities of such series. The applicable Trust Indenture will also permit the Company to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.

Any prospectus supplement for debt securities supplementing this prospectus will contain the specific terms and other information with respect to the debt securities being offered thereby, including, but not limited to, the following:

  the designation, aggregate principal amount and authorized denominations of such debt securities;
  the percentage of principal amount at which the debt securities will be issued;
  whether payment on the debt securities will be senior or subordinated to other liabilities or obligations of the Company;
  the date or dates, or the methods by which such dates will be determined or extended, on which the Company may issue the debt securities and the date or dates, or the methods by which such dates will be determined or extended, on which the Company will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable upon a declaration of acceleration of maturity;
  whether the debt securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which the Company will pay interest and the record dates for interest payments, or the methods by which such dates will be determined or extended;
  the place or places the Company will pay principal, premium, if any, and interest, if any, and the place or places where debt securities can be presented for registration of transfer or exchange;
  whether and under what circumstances the Company will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the debt securities, and whether and on what terms the Company will have the option to redeem the debt securities rather than pay the additional amounts;
  whether the Company will be obligated to redeem or repurchase the debt securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder, and the terms and conditions of such redemption;
  whether the Company may redeem the debt securities at its option and the terms and conditions of any such redemption;
  the denominations in which the Company will issue any registered and unregistered debt securities;
  the currency or currency units for which debt securities may be purchased and the currency or currency units in which the principal and any interest is payable (in either case, if other than Canadian dollars) or if payments on the debt securities will be made by delivery of Common Shares or other property;
  whether payments on the debt securities will be payable with reference to any index or formula;

  if applicable, the ability of the Company to satisfy all or a portion of any redemption of the debt securities, any payment of any interest on such debt securities or any repayment of the principal owing upon the maturity of such debt securities through the issuance of securities of the Company or of any other entity, and any restriction(s) on the persons to whom such securities may be issued;
  whether the debt securities will be issued as global securities (defined below) and, if so, the identity of the depositary (defined below) for the global securities;
  whether the debt securities will be issued as unregistered securities (with or without coupons), registered securities or both;
  the periods within which and the terms and conditions, if any, upon which the Company may redeem the debt securities prior to maturity and the price or prices of which, and the currency or currency units in which, the debt securities are payable;
  any events of default or covenants applicable to the debt securities;
  any terms under which debt securities may be defeased, whether at or prior to maturity;
  whether the holders of any series of debt securities have special rights if specified events occur;
  any mandatory or optional redemption or sinking fund or analogous provisions;
  the terms, if any, for any conversion or exchange of the debt securities for any other securities of the Company;
  if applicable, any transfer restrictions in respect of disqualified holders or otherwise;
  rights, if any, on a change of control;
  provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities;
  the Trustee under the Trust Indenture pursuant to which the debt securities are to be issued; whether the Company will undertake to list the debt securities of the series on any securities exchange or automated interdealer quotation system; and
  any other terms, conditions, rights and preferences (or limitations on such rights and preferences) including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities.

The Company reserves the right to include in a prospectus supplement specific terms pertaining to the debt securities which are not within the options and parameters set forth in this prospectus. In addition, to the extent that any particular terms of the debt securities described in a prospectus supplement differ from any of the terms described in this prospectus, the description of such terms set forth in this prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such prospectus supplement with respect to such debt securities.

Unless stated otherwise in the applicable prospectus supplement, no holder of debt securities will have the right to require the Company to repurchase the debt securities and there will be no increase in the interest rate if the Company becomes involved in a highly leveraged transaction or has a change of control.

The Company may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. The Company may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit. In any of these cases, the Company will describe certain Canadian federal income tax consequences and other special considerations in the applicable prospectus supplement.

Unless otherwise indicated in the applicable prospectus supplement, the Company may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, reopen a previous issue of a series of debt securities and issue additional debt securities of such series.

Original purchasers of debt securities which are convertible into or exchangeable for other securities of the Company will be granted a contractual right of rescission against the Company in respect of the purchase and conversion or exchange of such debt security. The contractual right of rescission will entitle such original purchasers to receive the amount paid on original purchase of the debt security and the amount paid upon conversion or exchange, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion or exchange takes place within 180 days of the date of the purchase of the convertible or exchangeable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible or exchangeable security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable prospectus supplement, the debt securities will be direct unsecured obligations of the Company. The debt securities will be senior or subordinated indebtedness of the Company as described in the applicable prospectus supplement. If the debt securities are senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of the Company from time to time issued and outstanding which is not subordinated. If the debt securities are subordinated indebtedness, they will be subordinated to senior indebtedness of the Company as described in the applicable prospectus supplement, and they will rank equally and rateably with other subordinated indebtedness of the Company from time to time issued and outstanding as described in the applicable prospectus supplement. The Company reserves the right to specify in a prospectus supplement whether a particular series of subordinated debt securities is subordinated to any other series of subordinated debt securities.

The Board may establish the extent and manner, if any, to which payment on or in respect of a series of debt securities will be senior or will be subordinated to the prior payment of the Company's other liabilities and obligations and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed and the nature and priority of any security.

Registration of Debt Securities

Debt Securities in Book Entry Form

Unless otherwise indicated in an applicable prospectus supplement, debt securities of any series may be issued in whole or in part in the form of one or more global securities ("Global Security" or "Global Securities") registered in the name of a designated clearing agency (a "Depositary") or its nominee and held by or on behalf of the Depositary in accordance with the terms of the applicable Trust Indenture. The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a Global Security will, to the extent not described herein, be described in the prospectus supplement relating to such series. The Company anticipates that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a Global Security, the Depositary or its nominee will credit, in its book-entry and registration system, the respective principal amounts of the debt securities represented by the Global Security to the accounts of such participants that have accounts with the Depositary or its nominee ("Participants"). Such accounts are typically designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by the Company if such debt securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold beneficial interests through Participants. With respect to the interests of Participants, ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through records maintained by the Depositary or its nominee. With respect to the interests of persons other than Participants, ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through records maintained by Participants or persons that hold through Participants.

So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such Global Security for all purposes under the applicable Trust Indenture and payments of principal, premium, if any, and interest, if any, on the debt securities represented by a Global Security will be made by the Company to the Depositary or its nominee. The Company expects that the Depositary or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of such Depositary or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in a Global Security held through such Participants will be governed by standing instructions and customary practices and will be the responsibility of such Participants.

Conveyance of notices and other communications by the Depositary to direct Participants, by direct Participants to indirect Participants and by direct and indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of debt securities may wish to take certain steps to augment transmission to them of notices of significant events with respect to the debt securities, such as redemptions, tenders, defaults and proposed amendments to the Trust Indenture.

Owners of beneficial interests in a Global Security will not be entitled to have the debt securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such debt securities in certificated non-book-entry form, and will not be considered the owners or holders thereof under the applicable Trust Indenture, and the ability of a holder to pledge a debt security or otherwise take action with respect to such holder's interest in a debt security (other than through a Participant) may be limited due to the lack of a physical certificate.

No Global Security may be exchanged in whole or in part for debt securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless: (i) the Depositary is no longer willing or able to discharge properly its responsibilities as Depositary and the Company is unable to locate a qualified successor; (ii) the Company at its option elects, or is required by law, to terminate the book-entry system through the Depositary or the book-entry system ceases to exist; or (iii) if provided for in the Trust Indenture, after the occurrence of an event of default thereunder (provided the Trustee has not waived the event of default in accordance with the terms of the Trust Indenture), Participants acting on behalf of beneficial holders representing, in aggregate, a threshold percentage of the aggregate principal amount of the debt securities then outstanding advise the Depositary in writing that the continuation of a book-entry system through the Depositary is no longer in their best interest.

If one of the foregoing events occurs, such Global Security shall be exchanged for certificated non-book-entry debt securities of the same series in an aggregate principal amount equal to the principal amount of such Global Security and registered in such names and denominations as the Depositary may direct.

The Company, any underwriters, dealers or agents and any Trustee identified in an accompanying prospectus supplement, as applicable, will not have any liability or responsibility for (i) records maintained by the Depositary relating to beneficial ownership interests in the debt securities held by the Depositary or the book-entry accounts maintained by the Depositary, (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interests, or (iii) any advice or representation made by or with respect to the Depositary and contained in this prospectus or in any prospectus supplement or Trust Indenture with respect to the rules and regulations of the Depositary or at the direction of Participants.

Unless otherwise stated in the applicable prospectus supplement, CDS Clearing and Depository Services Inc. or its successor will act as Depositary for any debt securities represented by a Global Security.

Debt Securities in Certificated Form

A series of the debt securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Unless otherwise indicated in the applicable prospectus supplement, unregistered securities will have interest coupons attached.

In the event that the debt securities are issued in certificated non-book-entry form, and unless otherwise indicated in the applicable prospectus supplement, payment of principal, premium, if any, and interest, if any, on the debt securities (other than a Global Security) will be made at the office or agency of the Trustee or, at the option of the Company, by the Company by way of cheque mailed or delivered to the address of the person entitled at the address appearing in the security register of the Trustee or electronic funds wire or other transmission to an account of the person entitled to receive such payments. Unless otherwise indicated in the applicable prospectus supplement, payment of interest, if any, will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by the Company.

At the option of the holder of debt securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount and tenor. If, but only if, provided in an applicable prospectus supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Trust Indenture. Unless otherwise specified in an applicable prospectus supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable prospectus supplement may indicate the places to register a transfer of the debt securities in definitive form. Except for certain restrictions to be set forth in the Trust Indenture, no service charge will be payable by the holder for any registration of transfer or exchange of the debt securities in definitive form, but the Company may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

DESCRIPTION OF WARRANTS

General

This section describes the general terms that will apply to any warrants for the purchase of Common Shares, or equity warrants, or for the purchase of debt securities, or debt warrants.

We may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent.

The Company will deliver an undertaking to the securities regulatory authority in each of the provinces and territories of Canada, that it will not distribute warrants that, according to their terms as described in the applicable prospectus supplement, are "novel" specified derivatives within the meaning of Canadian securities legislation, separately to any member of the public in Canada, unless such prospectus supplement containing the specific terms of the warrants to be distributed separately is first approved by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the warrants will be distributed.

This summary of some of the provisions of the warrants is not complete. The statements made in this prospectus relating to any warrant agreement and warrants to be issued under this prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. You should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering or warrants will be filed by the Company with the securities regulatory authorities in the applicable Canadian offering jurisdictions after we have entered into it, and will be available electronically on SEDAR at www.sedar.com.

The applicable prospectus supplement relating to any warrants that we offer will describe the particular terms of those warrants and include specific terms relating to the offering.

Original purchasers of warrants (if offered separately) will have a contractual right of rescission against us in respect of the exercise of such warrant. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities acquired upon exercise of the warrant, the total of the amount paid on original purchase of the warrant and the amount paid upon exercise, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the warrant under the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the warrant under the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

In an offering of warrants, or other convertible securities, original purchasers are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the warrants, or other convertible securities, are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces or territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights, or consult with a legal advisor.

Equity Warrants

The particular terms of each issue of equity warrants will be described in the applicable prospectus supplement. This description will include, where applicable:

  the designation and aggregate number of equity warrants;
  the price at which the equity warrants will be offered;
  the currency or currencies in which the equity warrants will be offered;
  the date on which the right to exercise the equity warrants will commence and the date on which the right will expire;
  the number of Common Shares that may be purchased upon exercise of each equity warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each equity warrant;
  the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share or (iii) the expiry of the equity warrants;
  whether we will issue fractional shares;
  whether we have applied to list the equity warrants or the underlying shares on a stock exchange;
  the designation and terms of any securities with which the equity warrants will be offered, if any, and the number of the equity warrants that will be offered with each security;
  the date or dates, if any, on or after which the equity warrants and the related securities will be transferable separately;
  whether the equity warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;
  material Canadian federal income tax consequences of owning the equity warrants;
  any terms, procedures and limitations relating to the transferability, exchange or exercise of the equity warrants; and

  any other material terms or conditions of the equity warrants.

Debt Warrants

The particular terms of each issue of debt warrants will be described in the related prospectus supplement. This description will include, where applicable:

  the designation and aggregate number of debt warrants;
  the price at which the debt warrants will be offered;
  the currency or currencies in which the debt warrants will be offered;
  the designation and terms of any securities with which the debt warrants are being offered, if any, and the number of the debt warrants that will be offered with each security;
  the date or dates, if any, on or after which the debt warrants and the related securities will be transferable separately;
  the principal amount and designation of debt securities that may be purchased upon exercise of each debt warrant and the price at which and currency or currencies in which that principal amount of debt securities may be purchased upon exercise of each debt warrant;
  the date on which the right to exercise the debt warrants will commence and the date on which the right will expire;
  the minimum or maximum amount of debt warrants that may be exercised at any one time;
  whether the debt warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions;
  material Canadian federal income tax consequences of owning the debt warrants;
  whether we have applied to list the debt warrants or the underlying debt securities on an exchange;
  any terms, procedures and limitations relating to the transferability, exchange or exercise of the debt warrants; and
  any other material terms or conditions of the debt warrants.

Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

DESCRIPTION OF UNITS

HIVE may issue units, which may consist of one or more of Common Shares, warrants or any other security specified in the relevant prospectus supplement. Each unit will be issued so that the holder of the unit is also the holder of each of the securities included in the unit. In addition, the relevant prospectus supplement relating to an offering of units will describe all material terms of any units offered, including, as applicable:

  the designation and aggregate number of units being offered;
  the price at which the units will be offered;
  the designation, number and terms of the securities comprising the units and any agreement governing the units;
  the date or dates, if any, on or after which the securities comprising the units will be transferable separately;

  whether we will apply to list the units or any of the individual securities comprising the units on any exchange;
  material Canadian income tax consequences of owning the units, including, how the purchase price paid for the units will be allocated among the securities comprising the units; and
  any other material terms or conditions of the units.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

We may issue subscription receipts separately or in combination with one or more other securities, which will entitle holders thereof to receive, upon satisfaction of certain release conditions (the "Release Conditions") and for no additional consideration, Common Shares, warrants, debt securities or any combination thereof. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a "Subscription Receipt Agreement"), the material terms of which will be described in the applicable prospectus supplement, each to be entered into between the Company and an escrow agent (the "Escrow Agent") that will be named in the relevant prospectus supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters, dealers, or agents are used in the sale of any subscription receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the subscription receipts sold to or through such underwriter or agent.

The following description sets forth certain general terms and provisions of subscription receipts that may be issued hereunder and is not intended to be complete. The statements made in this prospectus relating to any Subscription Receipt Agreement and subscription receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific subscription receipts being offered for the complete terms of the subscription receipts. We will file a copy of any Subscription Receipt Agreement relating to an offering of subscription receipts with the applicable securities regulatory authorities in Canada after it has been entered into it.

General

The prospectus supplement and the Subscription Receipt Agreement for any subscription receipts that we may offer will describe the specific terms of the subscription receipts offered. This description may include, but may not be limited to, any of the following, if applicable:

  the designation and aggregate number of subscription receipts being offered;
  the price at which the subscription receipts will be offered;
  the designation, number and terms of the Common Shares, warrants and/or debt securities to be received by the holders of subscription receipts upon satisfaction of the Release Conditions, and any procedures that will result in the adjustment of those numbers;
  the Release Conditions that must be met in order for holders of subscription receipts to receive, for no additional consideration, the Common Shares, warrants and/or debt securities;
  the procedures for the issuance and delivery of the Common Shares, warrants and/or debt securities to holders of subscription receipts upon satisfaction of the Release Conditions;
  whether any payments will be made to holders of subscription receipts upon delivery of the Common Shares, warrants and/or debt securities upon satisfaction of the Release Conditions;
  the identity of the Escrow Agent;
  the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of subscription receipts, together with interest and income earned thereon (collectively, the "Escrowed Funds"), pending satisfaction of the Release Conditions;

  the terms and conditions pursuant to which the Escrow Agent will hold the Common Shares, warrants and/or debt securities pending satisfaction of the Release Conditions;
  the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;
  if the subscription receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the subscription receipts;
  procedures for the refund by the Escrow Agent to holders of subscription receipts of all or a portion of the subscription price of their subscription receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;
  any contractual right of rescission to be granted to initial purchasers of subscription receipts in the event that this prospectus, the prospectus supplement under which such subscription receipts are issued or any amendment hereto or thereto contains a misrepresentation;
  any entitlement of HIVE to purchase the subscription receipts in the open market by private agreement or otherwise;
  whether we will issue the subscription receipts as Global Securities and, if so, the identity of the Depositary for the Global Securities;
  whether we will issue the subscription receipts as unregistered bearer securities, as registered securities or both;
  provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the subscription receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, warrants or other HIVE securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company's assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;
  whether we will apply to list the subscription receipts on any exchange;
  material Canadian federal income tax consequences of owning the subscription receipts; and
  any other material terms or conditions of the subscription receipts.

Original purchasers of subscription receipts will have a contractual right of rescission against us in respect of the conversion of the subscription receipts. The contractual right of rescission will entitle such original purchasers to receive the amount paid on original purchase of the subscription receipts upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion takes place within 180 days of the date of the purchase of the subscription receipts under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the subscription receipts under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of subscription receipts will not be, and will not have the rights of, Shareholders. Holders of subscription receipts are entitled only to receive Common Shares, warrants and/or debt securities on exchange of their subscription receipts, plus any cash payments, if any, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied. If the Release Conditions are not satisfied, holders of subscription receipts shall be entitled to a refund of all or a portion of the subscription price therefor and their pro rata share of interest earned or income generated thereon, if provided for in the Subscription Receipt Agreement, all as provided in the Subscription Receipt Agreement.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the subscription receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the subscription receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of subscription receipts will receive a refund of all or a portion of the subscription price for their subscription receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement. Common Shares, warrants and or debt securities may be held in escrow by the Escrow Agent and will be released to the holders of subscription receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the subscription receipts issued thereunder may be made by way of a resolution of holders of subscription receipts at a meeting of such holders or consent in writing from such holders. The number of holders of subscription receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that we may amend any Subscription Receipt Agreement and the subscription receipts without the consent of the holders of the subscription receipts to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not materially and adversely affect the interests of the holders of outstanding subscription receipts or as otherwise specified in the Subscription Receipt Agreement.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

We may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to us a specified number of Common Shares, as applicable, at a future date or dates.

The price per Common Share and the number of Common Shares, as applicable, may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula or method set forth in the share purchase contracts. We may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as we may determine.

The share purchase contracts may be issued separately or as part of units consisting of a share purchase contract and beneficial interests in debt securities, or debt obligations of third parties, including U.S. treasury securities or obligations of the subsidiaries, securing the holders' obligations to purchase the Common Shares under the share purchase contracts, which we refer to in this prospectus as share purchase units. The share purchase contracts may require the Company to make periodic payments to the holders of the share purchase units or vice versa, and these payments may be unsecured or refunded and may be paid on a current or on a deferred basis. The share purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

Holders of share purchase contracts are not shareholders of HIVE. The particular terms and provisions of share purchase contracts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such share purchase contracts. This description will include, where applicable: (i) whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, Common Shares, as applicable, and the nature and amount of those securities, or the method of determining those amounts; (ii) any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied; (iii) whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of Common Shares; (iv) any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts; (v) the date or dates on which the sale or purchase must be made, if any; (vi) whether the share purchase contracts will be issued in fully registered or global form; (vii) the material income tax consequences of owning, holding and disposing of the share purchase contracts; and (viii) any other material terms and conditions of the share purchase contracts including, without limitation, transferability and adjustment terms and whether the share purchase contracts will be listed on a stock exchange.

The Company will deliver an undertaking to the securities regulatory authority in each of the provinces and territories of Canada, that it will not distribute share purchase contracts that, according to their terms as described in the applicable prospectus supplement, are "novel" specified derivatives within the meaning of Canadian securities legislation, separately to any member of the public in Canada, unless such prospectus supplement containing the specific terms of the share purchase contracts to be distributed separately is first approved by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the share purchase contracts will be distributed.

Original purchasers of share purchase contracts will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such share purchase contract. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

PLAN OF DISTRIBUTION

The Company may sell the securities of the Company offered by this prospectus (collectively, the "Securities"), separately or together, to or through underwriters, dealers or agents purchasing as principals for public offering and sale by them and also may sell Securities to one or more other purchasers directly or through agents. Each prospectus supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities (or the manner of determination thereof if offered on a non-fixed price basis, including sales in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102), and the proceeds to the Company from the sale of the Securities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a reasonable effort to sell all of the Securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

The sale of Common Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102, including sales made directly on the TSXV, Nasdaq, or other existing trading markets for the Common Shares. Sales of Common Shares under an "at-the-market distribution", if any, will be made pursuant to an accompanying prospectus supplement. The volume and timing of any "at-the-market distributions" will be determined at the Company's sole discretion.

Underwriters, dealers and agents who participate in the distribution of the Securities may be deemed to be underwriters, and any commissions received by them from the Company and any profit on the resale of the Securities by them may be deemed to be underwriting commissions under the U.S. Securities Act.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Unless otherwise specified in the relevant prospectus supplement, in connection with any offering of Securities, other than an "at-the-market distribution", the underwriters, dealers or agents who participate in the distribution of Securities may over-allot or effect transactions intended to maintain or stabilize the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. No underwriter involved in an "at-the-market distribution", no affiliate of such an underwriter and no person or company acting jointly or in concert with such an underwriter may over-allot Common Shares in connection with the distribution or may effect any other transactions that are intended stabilize or maintain the market price of the Common Shares in connection with an "at-the-market distribution" including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

Unless stated to the contrary in any prospectus supplement, the Securities have not been registered under the U.S. Securities Act or any state securities laws and may not be offered, sold or delivered within the United States or to U.S. persons within the meaning of Regulation S under the U.S. Securities Act, except in certain transactions that are registered or exempt from the registration requirements of the U.S. Securities Act. In addition, until 40 days after the commencement of an offering of Securities, an offer or sale of the Securities within the United States or to U.S. persons by any dealer, whether or not participating in the offering, may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the U.S. Securities Act. Each prospectus supplement with respect to the Company's securities being offered will set forth the terms of the offering, including:

  the person offering the securities;
  the name or names of any underwriters, dealers or other placement agents;
  the number and the purchase price of, and form of consideration for, our securities;
  any proceeds to the Company from such sale; and
  any commissions, fees, discounts and other items constituting underwriters', dealers' or agents' compensation.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of the Company's securities offered thereunder.

The applicable prospectus supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986, as amended), including, to the extent applicable, such consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. Investors should read the tax discussion in any prospectus supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

LEGAL MATTERS

Certain legal matters related to the Company's securities offered by this prospectus will be passed upon on the Company's behalf by Peterson McVicar LLP, with respect to matters of Canadian law. Certain legal matters relating to United States law related to the Company's securities offered by this prospectus will be passed upon on behalf of the Company by Kavinoky Cook, LLP. In addition, certain legal matters in connection with any offering of securities may be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Davidson & Company LLP at its offices located at 1200 - 609 Granville Street, Vancouver, BC V7Y 1G6.

The transfer agent and registrar of the Company is Computershare Investor Services Inc. with its principal offices in Vancouver, British Columbia and Toronto, Ontario.

AGENT FOR SERVICE OF PROCESS

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Certain directors of the Company reside outside of Canada. Frank Holmes, Dave Perrill, and Susan McGee have appointed the following agents for service of process:

Name of Person	Name and Address of Agent
Frank Holmes	HIVE Digital Technologies Ltd. 370-1095 West Pender Street, Vancouver, BC V6E 2M6, Canada
Dave Perrill
Susan McGee